As filed with the Securities and Exchange Commission on December 17, 1999
                                              Registration No. 333-
=============================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM SB-2
                             REGISTRATION STATEMENT
                                   UNDER
                           THE SECURITIES ACT OF 1933


                                  LMKI, INC.
                (Name of small business issuer in its charter)

         Nevada                    4813                   33-0662114
 (State Or Jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
   of Incorporation      Classification Code Number)   Identification No.)
   or Organization)
                         1720 East Garry Avenue, Suite 201
                           Santa Ana, California 92705
                                (949) 475-4500
          (Address and Telephone Number of Principal Executive Offices
                         and Principal Place of Business)
                          ---------------------------
                          William J. Kettle, Chairman
                        1720 East Garry Avenue, Suite 201
                           Santa Ana, California 92705
                                (949) 475-4500
            (Name, Address and Telephone Number of Agent For Service)
                          ---------------------------
                                   Copy To:
                           Robert C. Weaver, Jr., Esq.
                                721 Devon Court
                           San Diego, CA 92109-8007
                                (858) 488-4433
                           ---------------------------
  Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                      CALCULATION OF REGISTRATION FEE

                                    Proposed      Proposed
                                    Maximum       Maximum
                                    Offering      Aggregate    Amount of
Title of Each Class  Amount to be   Price Per     Offering     Registration
of Securities        Registered     Share (2)(3)  Price        Fee

Common Stock, (1)    2,514,706      $10.50        $26,404,412  $ 6,970.76
$.001 par value

(1) Represents a presently indeterminate number of shares of our Common Stock issuable upon conversion of preferred stock and exercise of warrants and that may be offered by Selling Security Holders. See "SELLING SECURITY HOLDERS and DESCRIPTION OF SECURITIES."

(2) Estimated pursuant to Rule 457(c) for the purpose of calculating the registration fee. Based on the average of the bid and asked prices per share of our common stock as reported on the OTC Bulletin Board on December 10, 1999.

(3) In accordance with Rule 457(g), the registration fee for these shares is calculated upon a price which represents the highest of (i) the price at which the warrants or options may be exercised; (ii) the offering price of securities of the same class included in this registration statement; or
(iii) the price of securities of the same class, as determined pursuant to Rule 457(c).

                            ------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



               PART I - INFORMATION REQUIRED IN PROSPECTUS

                                LMKI, INC.
                           Cross-Reference Sheet
                   Showing Location in the Prospectus of
                 Information Required by Items of Form SB-2

Form SB-2 Item Number and Caption                 Location In Prospectus

1.   Front of Registration Statement and
      Outside Front Cover of Prospectus.......    Outside Front Cover
2.   Inside Front and Outside Back Cover
      Pages of Prospectus.....................    Inside Front Cover Page
3.   Summary Information and Risk Factors.....    Summary; Risk Factors
4.   Use of Proceeds..........................    Use of Proceeds
5.   Determination of Offering Price..........    +
6.   Dilution.................................    +
7.   Selling Security Holders.................    Selling Security Holders
8.   Plan of Distribution.....................    Plan of Distribution
9.   Legal Proceedings........................    Business - Legal
                                                   Proceedings
10.  Directors, Executive Officers,
      Promoters and Control Persons...........    Management
11.  Security Ownership of Certain
      Beneficial Owners and Management........    Principal Security Holders
12.  Description of Securities................    Description of Securities
13.  Interest of Named Experts and Counsel....    Legal Matters, Experts
14.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities.............................    Management -
                                                   Indemnification
15.  Organization Within Last Five Years......    Certain Transactions
16.  Description of Business..................    Business
17.  Management's Discussion and Analysis
      or Plan of Operation....................    Management's Discussion
                                                   and Analysis of Financial
                                                   Condition and Results of
                                                   Operations
18.  Description of Property..................    Business - Facilities
19.  Certain Relationships and Related
      Transactions............................    Certain Transactions
20.  Market for Common Equity and Related
      Stockholder Matters.....................    Market for Common Equity
                                                   And Related Stockholder
                                                   Matters
21.  Executive Compensation...................    Executive Compensation
22.  Financial Statements.....................    Financial Statements
23.  Changes in and Disagreements with
      Accountants on Accounting and Financial
      Disclosure..............................    *
_________
(*)  None or Not Applicable


The information in this Prospectus is not complete and may be changed. The Selling Security Holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

    SUBJECT TO COMPLETION, DATED DECEMBER ___, 1999         PROSPECTUS

                                  LMKI, INC.

                       2,514,706 Shares of Common Stock

All of these shares are being offered for resale by existing security holders.

These shares consist of 1,176,471 shares issuable on conversion of our Series B preferred stock and 750,000 shares issuable on exercise of our warrants. The number of shares issuable on conversion of the Series A preferred stock and the warrants is subject to adjustment.

The Selling Security Holders may sell their shares at various times in usual brokerage transactions at the market price at the time of sale, at prices related to market price or at negotiated prices. The Selling Security Holders and any agents, broker-dealers or underwriters who act with or for the Selling Security Holders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commission received by them and any profit on the resale of the common stock may be deemed underwriting discounts or commissions under the Securities Act of 1933.

We will not receive any proceeds from the conversion of the preferred shares but we will receive $3,187,500 if all the warrants are exercised. We agreed to pay all expenses of registration of these shares, but we will not pay the Selling Security Holders' selling and brokerage expenses.

Our Common Stock is traded on the OTC Bulletin Board under the symbol "LMKI". On December 14, 1999, the closing bid and asked prices were $11.125 and $11.625.

Investing in our common stock involves risks. You should not purchase our common stock unless you can afford to lose your entire investment. See "RISK FACTORS" beginning on page XX of this prospectus.

These securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have those organizations determined that this prospectus is accurate or complete. Any representation otherwise is a criminal offense.

                 The date of this prospectus is ______, 1999

                                   LMKI, INC.
                      1720 East Garry Avenue, Suite 201
                         Santa Ana, California 92705
                               (949) 475-4500



You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.


                     Dealer Prospectus Delivery Obligation

Until    , 2000 (90 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.




                              TABLE OF CONTENTS
                                                                         Page

Summary...................................................................
Risk Factors..............................................................
Use of Proceeds...........................................................
The Market for Our Stock and Other
     Stockholder Matters..................................................
Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations...........................................................
Business..................................................................
Management................................................................
Executive Compensation....................................................
Certain Transactions......................................................
Principal Security Holders................................................
Description of Securities.................................................
Selling Security Holders..................................................
Plan of Distribution......................................................
Legal Matters.............................................................
Experts...................................................................
Where You Can Find Additional Information.................................
Index to Consolidated Financial Statements.for
     fiscal year ended September 30, 1999................................F-1
Consolidated Financial Statements for quarter
     ended November 30, 1999.............................................F-



                                  SUMMARY

This summary highlights information we present more fully elsewhere in this prospectus. You should read this entire prospectus carefully.

About Us

LMKI, Inc. delivers broadband communications solutions including high-speed Internet access, data, voice and video services over a revolutionary national network to a wide spectrum of business customers. Additionally, we offer application development, network integration and systems management services to businesses worldwide. Through strategic alliances and cost-effective network planning, we provide superb performance and service.

Our Industry

According to TeleChoice, a telecommunications consulting firm, the market for digital subscriber lines (DSL) has charted growth of 300% for the first half of 1999, well beyond analysts' expectations. Positioning itself to give cable modem competition a good run, DSL is a technology that uses digital coding to push up to 99% more information through a regular copper phone line. The result is that the line can transmit data using a higher frequency, and simultaneous voice and fax using a lower frequency. DSL services the "last mile"- the area stretching from the central phone exchange to the customer - that has proven such a challenge in providing fast connections to businesses. Laurie Falconer, DSL analyst at TeleChoice, expects market growth for DSL to speed up, and competition to increase. "There's a lot of demand for it," she says. Falconer claims a main factor to separate the market leaders and losers will be the viability of the targeted market. We are only aiming to attract multi-location businesses to our product.

Published figures and projections about growth of the Internet vary, but agreement about rapid expansion is standard. A new study of the Internet telephony business by Killen & Associates, a telecommunications research and consultant group in Palo Alto, Ca. Forecasts an $8 Billion market by the year 2003 for providers of IP services offering voice, fax and video capabilities. Recent mergers of telephone and cable companies, and acquisitions of Internet technology companies predict that broadband access is the future of the online world.

The Internet's increasingly pivotal role in business via Web content, e-commerce and virtual private networks (VPNs), combined with the lack of affordable, high-speed access solutions for small businesses, have created a large niche for DSL services. Although the market is still nascent, Morgan Stanley Dean Witter & Co. of New York estimates the U.S. DSL service market for access alone will reach $7 billion to $9 billion by 2002.

Although local phone companies are in the best position to offer DSL because they own the core infrastructure that supports it, until very recently, they were reluctant to market these services to business customers. According to New York-based Bank of America Securities LLC senior analyst Michael Renegar, ILECs ("Incumbent Local Exchange Carriers") won't aggressively sell DSL services to businesses. "DSL will cannibalize existing T1 service, for which ILECs typically charge $1,000 a month," he says. "It would reduce margins considerably."



Our Business Strategy

We intend to capitalize on the enormous public attention focused on the Internet and the need for increased bandwidth by increasing our telemarketing sales and technical support staff, targeting our advertising to our core audience, and by providing the most efficient, lowest-cost high speed Internet service in our service corridor.

Corporate Information

We were incorporated under Nevada law on March 31, 1997.

Our executive offices are at 1720 East Garry Avenue, Suite 201, Santa Ana, California 92705. Our telephone number is (949) 475-4500. Our fax number is
(949) 475-4518.

This Offering

Securities Offered.................... 2,514,706 Shares Of Common
                                       Stock At Various Times By The
                                       Selling Security Holders.

Common Stock Outstanding...............36,115,666 Shares As Of
                                       November 30, 1999.

Use Of Proceeds........................We Will Receive None Of The
                                       Proceeds Of The Conversion of
                                       Preferred Stock Into 1,176,471
                                       Underlying Shares Of Common Stock.
                                       We Will Receive $3,187,500
                                       Upon The Exercise Of The Warrants
                                       into 750,000 Underlying Shares
                                       Of Common Stock.
                                       We Will Use Any Proceeds
                                       For General Corporate Purposes.

OTC Electronic Bulletin Board
         Symbol........................"LMKI"

Risk Factors

Turn to the Risk Factors section of this prospectus for information on some of the risk factors that should be considered before investing in the common stock.


Summary Financial And Operating Information

This summary financial information below is from and should be read with the financial statements, and the notes to the financial statements, elsewhere in this Prospectus. All numbers are in thousands, except for share and per share amounts.

Statement of Operations Data:

                          Year Ended August 31      Three Months ended
November 30
                          1999          1998        1999            1998

Revenues                  1,598,076      397,363    1,505,053         40,881
Gross Profit                675,487      345,362      795,666         37,707
Loss before income taxes   (656,632)     (11,019)    (115,939)       (62,362)
Net Loss                   (427,532)     (11,119)    (115,939)       (62,362)
Basic and diluted
  loss per share: (2)            (0)          (0)          (0)            (0)
Basic and Diluted
  Weighted average (1)           (0)          (0)          (0)            (0)
Number of shares
  outstanding:           36,115,666   19,986,666   36,115,666     19,986,666

Balance Sheet Data:

                               As of August 31, 1999   As of November 30,
1999

Working capital (deficiency)       121,920               1,928,230
Total assets                     1,947,793               4,743,584
Total liabilities                2,033,558               2,667,188
Stockholders equity (deficit)      (85,765)              2,076,396

(1) Net Loss per Common Share: Stock options and warrants outstanding are not considered common stock equivalents, as the affect on net loss per share would be anti-dilutive.


                              RISK FACTORS

An investment in our Common Stock involves a high degree of risk and should only be made by investors who can afford to lose their entire investment.

You should carefully consider the risks and uncertainties described below and other information in this Prospectus before deciding to invest in our Common Stock. The risks described herein are intended to highlight risks that are specific to us and are not the only ones we face. Additional risks and uncertainties, such as those that generally apply to our industry may also impair our business operations. Risks and uncertainties, in addition to those we describe below, that are presently not known to us or that we currently believe are not material, may subsequently become material and may also impair our financial condition.

If any of the following risks actually occur, our business, results of operations and financial condition could be materially, adversely affected. This could cause the trading price of our Common Stock to decline and a loss of part or all of any investment in our Common Stock.

FORWARD LOOKING STATEMENTS. The words "may," "will," "expect," "anticipate," "believe," "continue," "estimate," "project," "intend," and similar expressions used in this Prospectus are intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events. You should also know that such statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions. Should any of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may differ materially from those included within the forward-looking statements.

Financial Risks

OUR EXTREMELY LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS. We only recently began to market our major service, DSL lines. We began offering commercial service in 1999. Accordingly, you have limited information about our company with which to evaluate our business, strategies and performance and an investment in our common stock.

FLUCTUATIONS IN OPERATING RESULTS. Our operating results could vary from period to period as a result of our inability to increase continuously our number of customers. An economic recession, downturn in consumer optimism or other factors may trigger an economic environment that could negatively influence potential customers and may affect our sales effort.

LOSSES. We have incurred losses and have experienced negative operating cash flow to date and expect our losses and negative operating cash flow to continue. If our revenue does not grow as expected or capital and operating expenditures exceed our plans, our business, prospects, financial condition and results of operations will be materially adversely affected. We cannot be certain if or when we will be profitable or if or when we will generate positive operating cash flow. We expect our operating expenses to increase significantly as we expand our business. In addition, we expect to make significant additional capital expenditures during 2000 and in subsequent years. We also expect to substantially increase our operating expenditures, particularly network and operations and sales and marketing expenditures, as we implement our business plan. However, our revenue may not increase despite this increased spending.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE. We have funded operations primarily through operating funds, loans from shareholders, and private sales of equity securities, borrowings from third parties and capitalized leases. Our capital requirements depend on numerous factors, including the rate of market acceptance of our services, our ability to maintain and expand our customer base, the rate of expansion of our network infrastructure and potential acquisitions. We cannot accurately predict the timing and amount of our capital requirements. If our capital requirements vary materially from our plans, we may require additional financing sooner than anticipated.

We have no commitments for additional financing other than a $2.5 million commitment to invest in our Series A 6% Convertible Preferred Stock under certain conditions, and a $35 million commitment to invest in our Common Stock under certain conditions.

Any additional equity financing may be dilutive to our stockholders, and debt financing, if available, may involve restrictions on our financing and operating activities. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or anticipated expansion.

Industry Risks

TECHNOLOGY TRENDS COULD RENDER OUR BANDWIDTH OR TECHNOLOGY OBSOLETE. Our products and services are targeted toward users of the Internet, which has experienced rapid growth. The Internet services market is characterized by rapidly changing technology, evolving industry standards; changes in customer needs and frequent new service and product introductions. Our future success depends, in part, on our ability to use leading technologies effectively, to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer needs on a timely and cost-effective basis. In particular, we must provide customers with the appropriate products, services, and guidance to best take advantage of the rapidly evolving Internet. Our failure to respond in a timely and effective manner to new and evolving technologies (such as those offering greater bandwidth services, among others) could have a negative impact on our business and financial results.

We cannot assure that we will be successful in responding to changing technology or market trends. In addition, services or technologies developed by others may render our services or technologies uncompetitive or obsolete. Furthermore, changes to our services in response to market demand may require the adoption of new technologies that could likewise render many of our assets technologically uncompetitive or obsolete. As we accept bandwidth from IXC and our other existing global network suppliers or acquire bandwidth or equipment from other suppliers that may better meet our needs than existing bandwidth or equipment, many of our assets could be determined to be obsolete or excess. The disposition of obsolete or excess assets could have a material adverse effect on our business, financial condition and results of operations.

Even if we do respond successfully to technological advances and emerging industry standards, the integration of new technology may require substantial time and expense, and we cannot assure you that we will succeed in adapting our network infrastructure in a timely and cost-effective manner.

The high-speed data communications industry is in the early stages of development and is subject to rapid and significant technological change. Since this industry is new and because the technologies available for high-speed data communications services are rapidly evolving, we cannot accurately predict the rate at which the market for our services will grow, if at all, or whether emerging technologies will render our services less competitive or obsolete. If the market for our services fails to develop or grows more slowly than anticipated, our business, prospects, financial condition and results of operations could be materially adversely affected. Many providers of high-speed data communication services are testing products from numerous suppliers for various applications, and these suppliers have not broadly adopted an industry standard. In addition, certain industry groups are in the process of trying to establish standards which could limit the types of technologies we could use. Certain critical issues concerning commercial use of DSL technology for Internet access, including security, reliability, ease and cost of access and quality of service, remain unresolved and may impact the growth of these services.

OUR BUSINESS DEPENDS ON CONTINUED GROWTH OF THE INTERNET. Our future success substantially depends on continued growth in the use of the Internet. Although we believe that Internet usage and popularity will continue to grow as it has in the past, we cannot be certain that this growth will continue or that it will continue in its present form. If Internet usage declines or evolves away from our business, our growth will slow or stop and our financial results will suffer.

OTHER TECHNOLOGIES FOR THE HIGH-SPEED CONNECTIVITY MARKET WILL COMPETE WITH OUR SERVICES. Our services are competing with a variety of different high-speed Internet connectivity technologies, including cable modem, satellite and other wireless technologies. Many of these technologies will compete effectively with our services. If any technology competing with our technology is more reliable, faster, less expensive, reaches more customers or has other advantages over DSL technology, then the demand for our products and services and our revenues and gross margins may decrease.

WE FACE A HIGH LEVEL OF COMPETITION IN THE COMMUNICATION SERVICES INDUSTRY. The market for high bandwidth communications connectivity and related services is extremely competitive. We anticipate that competition will continue to intensify as the use of the Internet grows. The tremendous growth and potential market size of the Internet access market has attracted many new start-ups as well as established businesses from different industries.

Our current and prospective competitors include other national, regional and local ISPs, long distance and local exchange telecommunications companies, cable television, direct broadcast satellite, wireless communications providers and on-line service providers. We believe that our network, products and customer service distinguish us from these competitors. However, some of these competitors have significantly greater market presence, brand recognition and financial, technical and personnel resources than we do.

We compete with all of the major long distance companies, also known as inter-exchange carriers, including AT&T, MCIWorldCom, Sprint and Cable & Wireless/IMCI, which also offer Internet access services. The recent sweeping reforms in the federal regulation of the telecommunications industry have created greater opportunities for local exchange carriers, including the regional Bell operating companies, to enter the Internet connectivity market. We believe that there is a move toward horizontal integration through acquisitions of, joint ventures with, and the wholesale purchase of connectivity from ISPs to address the Internet connectivity requirements of the current business customers of long distance and local carriers. The WorldCom/MFS/UUNet consolidation, the WorldCom/MCI merger, the ICG/NETCOM merger, Cable & Wireless' purchase of the internet MCI assets, the Intermedia/DIGEX merger, GTE's acquisition of BBN, Global Crossing's recently announced plans to acquire Frontier Corp. (and Frontier's prior acquisition of Global Center), Qwest Communication's recently announced plans to acquire US West and AT&T's purchase of IBM's global communications network are indicative of this trend. Accordingly, we expect to experience increased competition from the traditional telecommunications carriers. Many of these telecommunications carriers may have the ability to bundle Internet access with basic local and long distance telecommunications services. This bundling of services may have an adverse effect on our ability to compete effectively with the telecommunications providers and may result in pricing pressure on us that could have a material adverse effect on our business, financial condition and results of operations.

Many of the major cable companies have announced that they are exploring the possibility of offering Internet connectivity, relying on the viability of cable modems and economical upgrades to their networks. Several announcements also have recently been made by other alternative service companies approaching the high bandwidth connectivity market with various wireless terrestrial and satellite-based service technologies.

The predominant on-line service providers, including America Online and Microsoft Network, have all entered the Internet access business by engineering their current proprietary networks to include Internet access capabilities. We compete to a lesser extent with these on-line service providers. However, America Online's acquisition of Netscape Communications Corporation and related strategic alliance with Sun Microsystems will enable it to offer a broader array of Internet protocol-based services and products that could significantly enhance its ability to appeal to the business
marketplace and, as a result, compete more directly with us.    Other
Internet service providers, such as Concentric Network and Flashcom, have also begun to develop high-speed access capabilities to leverage their existing products and services.

Recently, there have been several announcements regarding the planned deployment of broadband services for high speed Internet access by cable and telephone companies. These services would include new technologies such as cable modems and xDSL. These providers have initially targeted the residential consumer. However, it is likely that their target markets will expand to encompass business customers, which is our target market. This expansion could adversely affect the pricing of our service offerings. Moreover, there has recently been introduced a number of free ISP services, particularly in non-U.S. markets, and some ISPs are offering free personal computers to their customers. These trends could have a material adverse effect on our business, financial condition and results of operations.
These providers of DSL-based services including Network Access Solutions, NorthPoint and Rhythms NetConnections;

As a result of the increase in the number of competitors and the vertical and horizontal integration in the industry, we currently encounter and expect to continue to encounter significant pricing pressure and other competition. Advances in technology as well as changes in the marketplace and the regulatory environment are constantly occurring, and we cannot predict the effect that ongoing or future developments may have on us or on the pricing of our products and services. Increased price or other competition could result in erosion of our market share and could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully.

Many of our current and potential competitors have longer operating histories, greater brand name recognition, larger customer bases and substantially greater financial, technical, marketing, management, service support and other resources than we do. Therefore, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements.

 Operational Risks

WE ARE DEPENDENT ON TELECOMMUNICATIONS CARRIERS AND OTHER SUPPLIERS TO CONNECT OUR NETWORK. We rely on traditional telecommunications carriers to transmit our traffic over local and long distance networks. These networks may experience disruptions that are not easily remedied. In addition, we depend on certain suppliers of hardware and software. If our suppliers fail to provide us with network services, equipment or software in the quantities, at the quality levels or at the times we require, or if we cannot develop alternative sources of supply, it will be difficult, if not impossible, for us to provide our services.

Our success depends on negotiating and entering into strategic partner interconnection agreements with providers of communications bandwidth. We must enter into and renew interconnection agreements with providers of communications bandwidth in each of our target markets in order to provide service in that market. These agreements govern, among other things, the price and other terms regarding our location of equipment in the offices of providers of communications bandwidth which house telecommunications equipment and from which local telephone service is provided, known as central offices, and our lease of copper telephone lines that connect those central offices to our customers. Delays in obtaining interconnection agreements would delay our entrance into target markets and could have a material adverse effect on our business and prospects. Our interconnection agreements generally have limited terms of one to two years and we cannot assure you that new agreements will be negotiated or that existing agreements will be extended on terms favorable to us.

WE COMPETE WITH THE STRATEGIC PARTNERS ON WHOM WE DEPEND. Many of our strategic partners are providing communications bandwidth to our potential customers and to our competitors. Consequently, these companies have certain incentives to delay: our entry into, and renewals of, interconnection agreements with them, our access to their central offices to install our equipment and provide our services, providing acceptable transmission facilities and copper telephone lines, and our introduction and expansion of our services. Any such delays would negatively impact our ability to implement our business plan and harm our competitive position, business and prospects.

WE PRIMARILY USE STRATEGIC PARTNERS TO INSTALL NECESSARY EQUIPMENT AND WIRING IN THE CENTRAL OFFICES OF TRADITIONAL TELEPHONE COMPANIES AND AT OUR CUSTOMERS PREMISES. These installations must be completed on a timely basis and in a cost-efficient manner. Failure of our strategic partners to install the equipment and wiring or failure to complete these installations on a timely, cost-efficient basis could materially delay our growth or damage our reputation, our business and prospects and results of operations. If we are unable to retain our partners to provide these services, we will have to complete these installations ourselves, with a diversion of our management attention and delays in installations, increased costs and lower quality.

WE FACE RISKS ASSOCIATED WITH OUR ACQUISITIONS OF BANDWIDTH FROM NETWORK SUPPLIERS. We acquire our bandwidth through our strategic alliances with Covad Communications Group, Inc. and Qwest Communications International, Inc. We are dependent upon their ability to satisfy their obligations to us. If they cannot, we will incur significant expenses to utilize other sources of bandwidth. We also have risks attendant with their ability to build-out their networks under construction and our access to that bandwidth. We are subject to a variety of risks relating to our recent acquisitions of fiber-based telecommunications bandwidth from our various global network suppliers, including our strategic alliance with Level 3, and the delivery, operation and maintenance of such bandwidth. Such risks include, among other things, the following:

     the risk that financial, legal, technical and/or other matters may adversely affect such suppliers' ability to perform their respective operation, maintenance and other services relating to such bandwidth, which may adversely affect our use of such bandwidth;

     the risk that we will not have access to sufficient additional capital and/or financing on satisfactory terms to enable us to make the necessary capital expenditures to take full advantage of such bandwidth;

     the risk that such suppliers may not continue to have the necessary financial resources to enable them to complete, or may otherwise elect not to complete, their contemplated build-out of their respective fiber optic telecommunications systems; and

     the risk that such build-out may be delayed or otherwise adversely affected by presently unforeseeable legal, technical and/or other factors.

We cannot assure that we will be successful in overcoming these risks or any other problems encountered in connection with our acquisition of sufficient bandwidth.

WE MAY BE SUBJECT TO RISKS ASSOCIATED WITH FUTURE ACQUISITIONS. We may acquire complementary businesses, although we have no definitive agreements to do so at this time. An acquisition may not produce the revenue, earnings or business synergies that we anticipate, and an acquired business might not perform as we expect. If we pursue any acquisition, our management could spend a significant amount of time and effort in identifying and completing the acquisition and may be distracted from the operation of our business. If we complete an acquisition, we would probably have to devote a significant amount of management resources to integrating the acquired business with our existing operations, and that integration may not be successful.

RELIANCE UPON OPERATING MANAGEMENT. Our success is dependent substantially upon the efforts of certain key personnel. No person should purchase the securities offered herein unless they are willing to entrust all aspects of the Company to those persons. The loss of any of such key personnel could adversely affect our business and prospects. We may not be able to replace or add to such key personnel.

OUR RAPID GROWTH MAY STRAIN OUR OPERATIONS. Our rapid growth will continue to cause a significant strain on our managerial, operational, financial, and information systems resources. To accommodate our increasing size and manage our growth, we must continue to implement and improve these systems and expand, train and manage our employees. Although we are taking steps to manage our growth effectively, we may not succeed. If we fail to successfully manage our growth, our ability to maintain and increase our customer base will be impaired, and as a result, our business may suffer.

OUR FAILURE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS MAY ADVERSELY AFFECT OUR BUSINESS. We rely on unpatented trade secrets and know-how to maintain our competitive position. Our inability to protect these secrets and know-how could have a material adverse effect on our business and prospects. We protect our proprietary information by entering into confidentiality agreements with employees and consultants and potential business partners. These agreements may be breached or terminated. In addition, third parties, including our competitors, may assert infringement claims against us. Any such claims, could result in costly litigation, divert management's attention and resources, require us to pay damages and/or to enter into license or similar agreements under which we would be required to pay license fees or royalties.

A BREACH OF OUR NETWORK SECURITY COULD RESULT IN LIABILITY TO US AND DETER CUSTOMERS FROM USING OUR SERVICES. Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Any of the foregoing problems could result in liability to us and deter customers from using our service. Unauthorized access could jeopardize the security of confidential information stored in the computer systems of our customers. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our customers, cause us to incur significant costs to remedy the problem, and divert management attention. We can provide no assurance that the security measures we have implemented will not be circumvented or that any failure of these measures will not have a material adverse effect on our ability to obtain and retain customers. Any of these factors could have a material adverse effect on our business and prospects.

YEAR 2000 RISK MAY ADVERSELY AFFECT OUR COMPANY. Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We utilize software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon.

We have assessed our proprietary software and internal systems and determined them to be year 2000 compliant. We anticipate that our systems, including components thereof provided by third-party vendors, will be year 2000 compliant by 2000. The failure of our software and computing systems and of our third-party vendors to be year 2000 compliant could have a material adverse effect on us.

Regulatory Risks

GOVERNMENT REGULATION. Our services are subject to federal, state and local regulation and changes in laws or regulations could adversely affect the way we operate our business.

The facilities we use and the services we offer are subject to varying degrees of regulation at the federal, state and/or local levels. Changes in applicable laws or regulations could, among other things, increase our costs, restrict our access to the central offices of the traditional telephone companies, or restrict our ability to provide our services. For example, the 1996 Telecommunications Act, which, among other things, requires traditional telephone companies to un-bundle network elements and to allow competitors to locate their equipment in the telephone companies' central offices, is the subject of ongoing proceedings at the federal and state levels, litigation in federal and state courts, and legislation in federal and state legislatures. In addition, FCC rules governing pricing standards for access to the networks of the traditional telephone companies are currently being challenged in federal court. We cannot predict the outcome of the various proceedings, litigation and legislation or whether or to what extent these proceedings, litigation and legislation may adversely affect our business and operations. In addition, decisions by the FCC and state telecommunications regulators will determine some of the terms of our relationships with traditional telecommunications carriers, including the terms and prices of interconnection agreements, and access fees and surcharges on gross revenue from interstate and intrastate services. State telecommunications regulators determine whether and on what terms we will be authorized to operate as a competitive local exchange carrier in their state. In addition, local municipalities may require us to obtain various permits, which could increase the cost of services or delay development of our network. Future federal, state and local regulations and legislation may be less favorable to us than current regulations and legislation and may adversely affect our businesses and operations.

We provide Internet services through data transmissions over public telephone lines and cable networks. These transmissions are governed by the Federal Communications Commission ("FCC"). As an Internet access provider, we are not subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses generally. However, we could become subject to FCC or other regulatory agency regulation especially as Internet services and telecommunication services converge. Changes in the regulatory environment could decrease our revenues and increase our costs.

TELEMARKETING REGULATIONS. Our marketing depends primarily on the telemarketing sale channel. Telemarketing sales practices are regulated both federally, and at the state level including the time telephone solicitations can be made to residences, prohibiting use of automated telephone dialing equipment, maintaining "do not call lists", and prohibiting misrepresentation. We train and supervise our telephone service representatives to comply with these rules, however there can be no assurance that such rules are not violated. In the event such rules are violated we may be subject to fines and penalties.

UNCERTAIN TAX AND OTHER SURCHARGES. Telecommunications providers are subject to a variety of federal and state surcharges and fees on their gross revenues from interstate and intrastate services. These surcharges and fees may be increased and other surcharges and fees not currently applicable to our services could be imposed on us. In either case, the cost of our services would increase and that could have a material adverse effect on our business, prospects, financial condition and results of operations.

Market Risks

THE VALUE OF STOCKS IS VOLATILE. Stock markets experience periods of extreme volatility. Many times these periods are unrelated to the operating performance of common stock or to public announcements concerning the issuers of the stock. Our common stock is not actively traded. The bid and asked prices have fluctuated significantly. In the past two fiscal years, the stock traded from a high of $18.375 to a low of $0.02. The following factors could affect the price of the stock:

     general market price declines,

     market volatility (especially for low priced securities), and factors related to the general economy or our company.

All of the shares registered for sale on behalf of the Selling Security Holders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. We filed a Registration Statement of which this prospectus is a part to register these restricted shares for sale into the public market by the Selling Security Holders. The effect of this registration statement is to increase the number of unrestricted shares. A sudden increase in the amount of unrestricted shares may cause the price of the stock to go down and also could affect our ability to raise equity capital. Any outstanding shares not sold by the Selling Security Holders pursuant to this prospectus will remain "restricted shares" in the hands of the holder, except for those held by non-affiliates, for a period of one year, calculated pursuant to SEC Rule 144.

OUR COMMON STOCK COULD BECOME A "PENNY STOCK" AND, IF IT DOES, IT COULD BE HARDER TO SELL IN THE SECONDARY MARKET. If our stock price dropped and there were certain adverse changes to our net tangible assets and revenues, our common stock might be subject to certain rules, called penny stock rules. Those rules impose additional sales practice requirements on broker-dealers who sell those securities. For any transaction involving a penny stock, the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the SEC relating to the market for penny stocks. The broker-dealer also must disclose the commission payable to both the broker-dealer and its registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. Although we believe that our common stock is not penny stock, in the event our common stock subsequently becomes characterized as a penny stock, our market liquidity could be severely affected. If that happens, the regulations relating to penny stocks could limit the ability of broker-dealers to sell our common stock in the secondary market.

THE PRICE OF OUR COMMON STOCK AFTER THIS OFFERING MAY BE LOWER THAN THE PRICE YOU PAY. Prior to this offering, there has been no public market for our common stock. After this offering, an active trading market in our stock might not develop or continue. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay.

OUR EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OWN A SIGNIFICANT PERCENTAGE OF OUR COMPANY AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR COMPANY. After this offering, our executive officers, directors and principal stockholders and their affiliates will together control approximately 61.4% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will continue to have significant influence over our affairs. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale and might affect the market price of our common stock.

THE MARKET PRICE OF OUR COMMON STOCK MAY DROP SIGNIFICANTLY WHEN THE RESTRICTIONS ON RESALE BY OUR EXISTING SECURITYHOLDERS LAPSE. Following this offering, we will have approximately 59,700,000 shares of common stock outstanding. Approximately 50,100,000 shares, or 83.9%, of our outstanding common stock will be subject to restrictions on resale under U.S. securities laws. Holders of a majority of these shares have agreed not to sell these shares for at least 180 days following the date of this prospectus although Deutsche Bank Securities Inc. can waive this restriction at any time. As these restrictions on resale end beginning in April 2000, the market price of our common stock could drop significantly if holders of these shares sell them or are perceived by the market as intending to sell them. These sales also may make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

DISAPPOINTING QUARTERLY REVENUE OR OPERATING RESULTS COULD CAUSE THE PRICE OF OUR COMMON STOCK TO FALL. Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenue or operating results fall below the expectations of investors or security analysts, the price of our common stock could fall substantially. Our quarterly revenue and operating results may fluctuate as a result of a variety of factors, many of which are outside our control, including:

     The rate at which we are able to attract customers within our target markets and our ability to retain these customers at sufficient aggregate revenue levels;

     The ability to deploy our networks on a timely basis;

     The availability of financing to continue our expansion;

     The technical difficulties or network downtime; and

     The introduction of new services or technologies by our competitors and resulting pressures on the pricing of our service.

LACK OF DIVIDENDS. We have never declared any cash dividends on our common stock. If we were to become profitable, we expect that all earnings would be retained to support the business of our company. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

WE RESERVED SOME OF OUR UNISSUED SHARES FOR FUTURE SALE. On November 30, 1999, we had 13,514,706 shares of common stock reserved for exercise of options and warrants as follows:

     (a) Our 1999 Stock Plan has reserved 3,000,000 common shares, grants have been made for 1,515,440 shares and 1,484,560 remain ungranted;

     (b) There are 8,000,000 shares reserved for exercise of options held by senior management and counsel;

     (c) There are 2,514,706 common shares reserved for issuance under this offering; and

     (d) There are 490,000 shares of common stock reserved for issuance pursuant to a commitment warrant.

Our Series A 6% Convertible Preferred Stock is convertible into shares of common stock at a conversion rate of $1,000 per share divided by the lower of
(i) $4.25 or (ii) 80% of the average closing bid price for the common stock for the twenty five trading days immediately before the conversion date. Since there is no minimum conversion price on either the Series A Preferred Stock, a reduction of bid price could require us to issue a great amount of common stock on conversion of the Series A Preferred Stock.

Our warrants have reset provisions that allow the holders to receive additional shares if certain adjustments need to be made pursuant to the warrant provisions.

When large amounts of common stock are sold or become available for sale in the public market, it could lower the market price of the common stock and hurt our ability to raise additional capital by selling our equity securities.


                               USE OF PROCEEDS

We will not receive any proceeds from the conversion of the preferred shares into common stock by the Selling Security Holders. We will receive $3,187,500 on the exercise of all of the warrants and we will use it for general corporate purposes.

We will bear the expenses of the registration of the shares of common stock offered herein and estimate that these expenses will be approximately $20,000.


        THE MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has been traded in the over-the-counter market since 1995. It is currently is traded in the over-the-counter market and is quoted on the OTC Electronic Bulletin Board (symbol "LMKI") maintained by NASDAQ. The market for our Common Stock has often been sporadic and limited.

The following table sets forth the high and low bid prices for our Common Stock as reported by NASDAQ during the past two years and current year. The prices reflect inter-dealer quotations, without retail markup, markdown or commissions and may not represent actual transactions.

Quarter Ended           High Bid       Low Bid
11/30/97                0.063          0.01
2/28/98                 0.0625         0.03125
5/31/98                 0.03125        0.03125
8/31/98                 0.03125        0.03125

11/28/99                0.03125        0.03125
2/29/99                 0.09           0.02
5/31/99                 1.00           0.05
8/31/99                 9.125          0.4375

Period
9/1/99 to 11/30/99      5.875          2.625
12/1/99 to 12/14/99    18.375          5.50

On or about December 15, 1999, we filed an application for listing on the NASDAQ National Market ("NNM"). We believe we qualify for such listing based on meeting the market capitalization requirements set forth in NNM Alternative 3, however there can be no assurance that our application will be approved.

Holders

As of December 14, 1999 the closing bid price of our Common Stock was $11.125. As of August 31, 1999, the end of our fiscal year, there were 428 registered holders of record of our shares.

Dividends

No dividends have been declared with respect to our Common Stock since inception. We are not likely to pay any dividends in the foreseeable future. We intend to reinvest any earnings in its operations.


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and notes thereto, as well as the other information included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations, and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus.

Three Months Ended November 30, 1999 and November 30, 1998

Results of Operations

Our operating results have fluctuated in the past due to on again, off again General Telephone & Equipment Corporation ("GTE") sales promotions. As of January of 1999 we canceled our contract with GTE and focused all our attention on the DSL and broadband business. Since we started selling T-1 services last year we were working closely Mobilenetics Corporation and as of June 1, 1999, we purchased all of the outstanding stock of Mobilenetics. The management and employees of Mobilenetcis provided the needed technical expertise to further our goal of being a leader in the DSL and broadband market.

We have formed strategic partnerships with Covad, Level Three and Quest, to bring high speed internet connectivity to the marketplace. These partnerships' provide us with a nation-wide footprint in which we plan to aggressively market our products. With these partners, and InterNap, we will be a technological leader in the high speed internet connectivity marketplace.

In connection with our expansion in to a nation-wide provider, we expect to significantly increase our capital expenditures, as well our sales and marketing expenditures, to deploy our networks and support our customers. Accordingly, we expect to incur substantial losses for at least the next two years.

Revenue. Our revenue totaled approximately $1,505,053 for the three month period ended November 30, 1999, a 3,582% increase over revenue of $40,881 for the three month period ended November 30, 1998. The results of sales in the first quarter of FY 1998-1999 is reflective of the lack of a GTE sales promotion that quarter. The results of this year's quarter clearly demonstrates why we stopped selling GTE services and switched to selling DSL and broadband services. Sales for this quarter are over 25% greater than the prior quarters results partly from the compounding effects of recurring revenue sales from DSL and Broadband services and from the continued broadening of our customer base.

Cost of Sales. Our cost of sales consists primarily of installation, usage and equipment charges from Covad, access charges from local exchange carriers, backbone and Internet access costs, equipment sold to customers and labor directly to the implementation and maintenance of our services. Cost of sales for the three month period ended November 30, 1999 was $709,387, and the cost of sales for the three month period ended November 30, 1998 was $3,173, an increase of 22,257%. This increase is attributable to the shift from reselling GTE and T-1 services exclusively to transforming into a DSL, ISP, Broadband provider. We expect our cost of sales to continue to increase in dollar amount, while declining as a percentage of revenue as we expand our customer base.

Sales Expense. Our sales expense consists primarily of personnel expenses, including salary and commissions, and costs of for customer support functions. The marketing and sales expense was approximately $259,897 for the three month period ended November 30, 1999 and $72,589 for the three month period ended November 30, 1998. The $208,175 increase reflects an expansion of the sales organizations necessary to support our shift from reselling GTE services to selling DSL, T-1, broadband and co-location services. This increase also reflects a growth in subscriber acquisition costs, related to both increased direct marketing efforts as well as commissions paid sales staff. Sales expense as a percentage of revenue decreased to 17% for the three month period ended November 30, 1999 from 177% in the year earlier period as a result of our product shift and tremendous increase in sales. We expect sales expenditures to continue to increase in dollar amount, decline slightly as a percentage of revenue.

General and Administrative Expense. General and administrative expense consists primarily of personnel expense, rent, professional fees, depreciation, amortization and utilities. General and administrative expense was $625,225 for the three month period ended November 30, 1999 and $25,463 for the three month period ended November 30, 1998. This higher level of expense reflects increases in all categories, and was necessary to manage the financial, legal and administrative aspects of our business. The total full time employees have grown from ten as of November 30, 1998 to 80 as of November 30, 1999. General and administrative expense as a percentage of revenue declined to 62% for the three month period ended November 30, 1999 from 35% in the year earlier period as a result of our increased revenue. We expect general and administrative expenses to increase in dollar amount, reflecting its growth in operations, but to decline as a percentage of revenue.

Net Income (Loss) Attributable to Common Stockholders. Our net loss attributable to common stockholders was approximately $115,939 for the three month period ended November 30, 1999 as compared to net income approximately $62,362 for the three month period ended November 30, 1998.

We expect to focus in the near term on building and increasing its revenue base, which will require us to significantly increase our expenses for personnel, marketing, network infrastructure and the development of new services, and may adversely impact our short term operating results. As a result, we believe that we will incur losses in the near term and we cannot assure you that we will be profitable in the future.

Financial Condition

To date, we have satisfied our cash requirements primarily through debt financings and capitalized lease financings. In late November of 1999 we received $2,278,100 from an equity placement. Our principal uses of cash are to fund working capital requirements, acquisition of additional DSL lines and capital expenditures, and to service our capital lease and debt financing obligations. Net cash provided by operations for the three month periods ended November 30, 1999 and 1998 was approximately $186,014 and $1,063, respectively. Cash provided by operating activities in the period ending November 30, 1999 was primarily affected by the net loss from operations and the increases of accounts receivable and accounts payable as we were expanding our market share and improving our infrastructure. The net cash provided from operations for the period ending November 30, 1997 was the result of a decrease in accounts receivable.

Net cash used by investing activities for the three month period ended November 30, 1999 was $805,343 for the purchase of equipment. No cash was either used or provided by investing activities in the three month period ending November 30, 1998. DSL routers located at client sites represented $235,000, Cisco routers in support of broadband sales represented $428,000, deposits of $80,000 for software and $62,000 for miscellaneous equipment.

Net cash used for financing activities for the three month period ending November 30, 1998 was for repayment of capitalized leases. During November 1999, we closed the placement of the initial tranche of 2,500 shares of Series A 6% Convertible Preferred Stock, $.001 par value (the "Series A Preferred Stock"), to one purchaser (the "Purchaser") for an aggregate purchase price of $2.5 million (less $221,900 placement fees and commissions). Net cash provided by financing activities for the period ending November 30, 1999 came from an increase in notes payable to officer of $317,848 and sale of preferred stock for a net proceeds of $2,278,100.

The net cash increase for the three month period ended November 30, 1999 was $1,928,230 as compared to a net cash decrease for the three month period ended November 30, 1998 of $3,369.

At November 30, 1999, we had cash and cash equivalents of approximately $2,053,922, and positive working capital of $1,726,226.

Fiscal Years Ended August 31, 1999 and August 31, 1998

Results of Operations.

Our operating results have fluctuated in the past due to on again off again GTE sales promotions. As of January of 1999 LMKI canceled its contract with GTE and focused all of its attention on its DSL and broadband business. Since we started selling T-1 services last year it has been working closely the Mobilenetics Inc. and as of June 1, 1999 LMKI purchased all of the outstanding stock of Mobilenetics Inc. The management and employees of Mobilenetcis provided the needed technical expertise to further its goal in being a leader DSL and broadband market. LMKI has also formed strategic partnerships with Covad, Level Three and Quest, to bring high speed internet connectivity to the marketplace. These partnerships' provide LMKI with a nation-wide foot print in which we plan to aggressively market our products.

LMKI has created strategic partnerships with Covad, Level Three, and Quest to be the technological leader in the high speed internet connectivity marketplace. We plan to leverage these partnerships and others in order to become a nation-wide provider of DSL and broadband services.

In connection with our expansion in to a nation-wide provider, we expect to significantly increase our capital expenditures, as well our sales and marketing expenditures, to deploy our networks and support our customers. Accordingly, we expect to incur substantial losses for at least the next two years.

Revenue

During the last half FYE August 31, 1999, LMKI entered the DSL and broadband Internet market and increased its sales from $397,363 in 1998 to $1,598,076, a 402% increase. Two thirds of the sales were booked in the last quarter. This increase is attributable to the switch to the DSL and broadband business, the rapid growth in customers in both Los Angeles/Orange metro and San Francisco Bay areas. We expect revenues to increase in future period as we expand our network within existing regions, and enter in to new regions and increase our sales and marketing efforts in all of our target markets.

Cost of Sales.   We recorded network and product costs of $52,001 for the year ended August 31, 1998 and $922,589 for the year ended August 31, 1999. This increase is attributable to the expansion our DSL and broadband network and increased orders resulting from our sales and marketing efforts. We expect network and product costs to increase significantly in future periods due to the increased sales activity and expected revenue growth.

Sales, Marketing, General and Administrative Expenses

Sales, marketing, general and administrative expenses consist primarily of salaries, expenses for the development of our business, the development of corporate identification, promotional and advertising costs, expenses for the establishment of our management team, and sales commissions. These expenses increased from $350,538 for the fiscal year ended August 31, 1998 to $1,313,383 for the fiscal year ended August 31, 1999. This increase is attribute to the growth in headcount in all areas of our company as we expanded our sales and marketing efforts, expanded our networks and broadband capabilities, and built our operating infrastructure. Sales, marketing, general and administrative expenses are expected to increase significantly as we continue to expand our business.

Deferred Compensation and Intangible Asset Amortization

We account for our stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations. Since December of 1997, we have granted stock options with exercise prices equal to the fair value of the underlying Common Stock, as determined by our Board of Directors and based on our sales of stock to third parties and based on quoted market prices. Accordingly, we have not recorded compensation expense related to the granting of stock options in 1997 and 1998.

In June of 1999 we recorded intangible assets of $443,709 for the issuance of common stock for the acquisition of Mobilenetics. Annual amortization of this asset will be approximately $89,000 in each of the next four years and approximately $44,000 in the fifth subsequent year.

Financial Condition

To date, we have satisfied its cash requirements primarily through the debt financings, capitalized lease financings and loans from shareholder. The Company's principal uses of cash are to fund working capital requirements and capital expenditures, to service its capital lease and debt financing obligations, and to finance and fund acquisitions. Net cash used by operations for the year ended August 31, 1999 was approximately $626,970 and the cash used by operations for the year ended August 31, 1998 was approximately $40,925. Cash used for operating activities in the year ending August 31, 1998 was primarily affected by the net loss from operations and the increase of accounts receivable as we were expanding our market share and improving our infrastructure.

Net cash provided by investing activities for the years ended August 31, 1999 and 1998 was approximately $3,512 and $0, respectively.

Net cash provided by financing activities for the years ended August 31, 1999 and 1998 was approximately $745,348 and $29,431. The primary source of financing for 1999 was from one shareholder.

The net cash increase for the year ended August 31, 1999 was $3,772 as compared to a net cash increase for the year ended August 31, 1998 of $5,408.

At August 31, 1999, we had cash and cash equivalents of approximately $125,692, and positive working capital of $25,689. We anticipates that we will require additional financing on a continuing basis. We will be required to raise such additional funds through public or private financing, strategic relationships or other arrangements. We cannot assure you that such additional funding, if needed, will be available on terms attractive to us, or at all.

Qualitative and Quantitative Disclosures About Market Risk

 Interest Rate Sensitivity

We maintain our portfolio of cash equivalents and short-term investments primarily in a portfolio comprised of commercial paper, money market funds and short-term debt securities. As of September 30, 1999, all of our investments mature in less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

Exchange Rate Sensitivity

We operate primarily in the United States, and all sales to date have been made in U.S. dollars. Accordingly, we have had no material exposure to foreign currency rate fluctuations.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect that the adoption of FAS No. 133 will not have a material impact on our financial position or results of operations.

Year 2000 Compliance

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of normal business activities. We have reviewed our products and services, as well as our internal management information systems in order to identify and modify those products, services and systems that are not year 2000 compliant.

Based on our assessment to date, we have determined that our internally developed software, including all of its operational, financial and management information systems software is year 2000 compliant. Our operational, financial and management information systems software which have not been internally developed have been certified as year 2000 compliant by the third party vendors who have supplied the software.

The equipment and software that runs our data centers are supplied by Microsoft, Cisco Systems, and Intel Corporation. We have implemented software patches supplied by Microsoft so that the Microsoft software in these data centers no longer contains any material year 2000 deficiencies. we implemented similar patches for the software supplied by Cisco Systems at the end of 1998. We are building a new communications network, and, as such, we do not have a technology infrastructure comprised of legacy software and systems. In building its communications network, we have adopted a strategy to select technology vendors and suppliers that provide products that are represented by such vendors and suppliers to be Year 2000 Ready. In negotiating its vendor and supplier contracts, we secured Year 2000 representations and warranties that address the Year 2000 Readiness of the applicable product(s). To date, we have exclusively used equipment from Cisco Systems within our network backbone, and Customer Premises Equipment (CPE) from both Cisco Systems and Flowpoint / Cabletron. Both companies have provided us with sufficient Year 2000 readiness information and test results for the equipment that we have purchased from these vendors. We have tested and validated the Year 2000 Readiness of the company Network and select external systems, products, and facilities that are essential components in our delivery of the Services by engaging in a product delivery system tests. These system tests have been performed in a controlled, defined laboratory environment utilizing procedures to replicate the end-to-end delivery of Services. We do not separately track internal costs incurred to assess and remedy deficiencies related to the year 2000 problem, however, such costs are principally the payroll costs for its information systems group. We do not have and is not developing a contingency plan in the event its systems fail as a result of year 2000 related problems.

However, despite testing by us and our vendors, our products, services and systems may contain undetected errors or defects associated with year 2000 date functions. In the event any material errors or defects are not detected and fixed or third parties cannot timely provide us with products, services or systems that meet the year 2000 requirements, our operating results could be materially adversely affected. Known or unknown errors or defects that affect the operation of our products, services or systems could result in delay or loss of revenue, interruption of network services, cancellation of customer contracts, diversion of development resources, damage to our reputation, and litigation costs. There can be no assurance that these or other factors relating to year 2000 compliance issues will not have a material adverse effect on our business, operating results or financial condition.



                                  BUSINESS

Overview

LMKI Inc., formerly Landmark International, Inc., delivers broadband communications solutions including high-speed Internet access, data, voice and video services over a revolutionary national network to a wide spectrum of business customers. Additionally, we offer application development, network integration and systems management services to businesses worldwide. Through strategic alliances and cost-effective network planning, we provide our customers with high performance and service. We provide both of the elements critical to the success of any business interested in utilizing the
Internet: Access and Communications Applications. We offer various cost-effective broadband connectivity options to businesses of all scope and size. Our broadband access offerings range from DSL to DS3 service. Additionally, we offer Network Development solutions and Internet Utility solutions. With our extensive knowledge and experience we are able to deliver VPN (Virtual Private Networking) solutions, RPN (Real Private Networking) solutions, Co-location (place our equipment in their facility), VOIP integration (Voice over Internet Protocol) and Inter/Intra/Extra/net application development. Furthermore, the design and deployment of these solutions takes full advantage of the speed and reliability provided by our broadband Internet connections.

Our fully integrated, cost-effective solution approach gives businesses little reason to search elsewhere for the same solution that would be delivered by 2 to 3 different companies, each specializing in one facet to the whole solution. Because our network is smarter than the competition and we have extensive experience in deploying multi-faceted Internet solutions, our plan is to brand LMKI as the clear market leader in delivering solid, complete and cost-effective network solutions to businesses that need to integrate the utility of the Internet into their operations.

We are also an Internet Service Provider (ISP), offering small, medium, and large-sized businesses the lowest-cost entry-level connection to the Internet via high speed DSL, the newest and fastest communications technology. Our proprietary product, the Zip-DSL, allows all businesses to participate in the full range of Internet services.

We are customer-driven, providing subscribers 24-hours-a-day, seven-days-a-week personal service. Partnership agreements with Covad (NASDAQ:COVD), Qwest Communications (NASDAQ:QWST), and Level Three Communications (NASDAQ:LVLT) guarantee technical support and field service for near-perfect network reliability for our growing infrastructure.

Currently we have a large number of customers that come from a wide range of industries in the marketplace. With favorable partnering and peering agreements ranging from backbone providers such as Level 3 and Qwest to DSL providers such as Covad, we have been able to grow at an accelerated pace. These strategic partnerships have allowed us to deliver dynamic solutions to corporations such as Xerox Corporation, IBM, CarsDirect.com, Southern California Automobile Association, Kanakaris.com and many others.



Industry Background

DSL MARKET EXPANSION. Technological developments and regulatory changes have caused DSL technology to emerge as a commercially available, cost-effective means of providing high-speed data transmission. According to TeleChoice, a telecommunications consulting firm, the market for digital subscriber lines (DSL) has charted growth of 300% for the first half of 1999, well beyond analysts' expectations. Positioning itself to give cable modem competition a good run, DSL is a technology that uses digital coding to push more information through a regular copper phone line than previous technology. The result is that the line can transmit data using a higher frequency, and simultaneous voice and fax using a lower frequency. DSL services the "last mile"- the area stretching from the central phone exchange to the customer - that has proven such a challenge in providing fast connections to businesses. Laurie Falconer, DSL analyst at TeleChoice, expects market growth for DSL to speed up, and competition to increase. "There's a lot of demand for it," she says. Falconer claims a main factor to separate the market leaders and losers will be the viability of the targeted market. LMKI is only aiming to attract multi-location businesses to its product.

The deployment of DSL-based solutions by competitive telecommunications companies has been facilitated by changes in the regulatory framework in recent years. Under the 1996 Telecommunications Act, traditional telephone companies are generally required to lease telephone lines to competitive telecommunications companies on a wholesale basis through resale or unbundling and to allow these competitive telecommunications companies to locate certain of their equipment in the traditional telephone companies' central offices. By using existing facilities and copper lines, DSL providers avoid the considerable up-front fixed costs necessary to deploy alternative high-speed digital communications technologies, such as cable, wireless and satellite networks. As a result, a significant portion of the investment in a DSL network is incurred only as customers order the service. In addition, we anticipate that continued advances in DSL technologies and transmission speeds, as well as advances in DSL equipment manufacturing efficiencies, will further reduce the cost of deploying a DSL-based network.

Recent mergers of telephone and cable companies, and acquisitions of Internet technology companies predict that broadband access is the future of the online world.

Published figures and projections about growth of the Internet vary, but agreement about rapid expansion is standard. A new study of the Internet telephony business by Killen & Associates, a telecommunications research and consultant group in Palo Alto, Ca. Forecasts an $8 Billion market by the year 2003 for providers of IP (Internet Protocol) services offering voice, fax and video capabilities.

BUSINESS BROADBAND. Data Competitive Local Exchange Carriers (CLECs) have built their business models around the small and medium-size markets for local broadband services, and it's easy to see why. International Data Corp.
(IDC) of Framingham, Massachusetts estimates that as of year-end 1998, 3.9 million of the 7.4 billion small businesses in the United States had Internet access. Nearly 3.3 million of these small businesses were using dial-up services. According to John Stormer, NorthPoint's Vice President of marketing, converting small business dial-up customers to DSL "defines a big part of the market opportunity."

The Internet's increasingly pivotal role in business via Web content, e-commerce and virtual private networks (VPNs), combined with the lack of affordable, high-speed access solutions for small businesses, have created a large niche for DSL services. Although the market is still nascent, Morgan Stanley Dean Witter & Co. of New York estimates the U.S. DSL service market for access alone will reach $7 billion to $9 billion by 2002.

For a number of reasons, data CLECs have chosen to use DSL to reach their target market instead of other access media. One factor is that competing access technologies are not currently well positioned for small businesses. ISDN, for example, is a relatively slow broadband service with many hidden charges. Broadband wireless has technology glitches to fix, and any business deployments of cable modems would require further network build-outs and upgrades to two-way high-speed service.

DSL, on the other hand, takes advantage of unused spectrum in existing copper telephone wires, the same basic wiring used to supply a home or office with regular telephone service. According to Peter Meade, a senior analyst with market researcher Cahners In-Stat Group, Newton, Massachusetts, DSL is a great solution for small businesses, remote offices and telecommuters. "T1 [a leased line connection] is too expensive for this segment, dial-up is too slow, and ISDN [offered by ILECs] adds per-minute online charges to their base monthly price," Meade says.

J.P. Morgan's Langner agrees: "DSL is a dedicated service, and that makes it much more attractive to business than cable, dial-up and ISDN. It is becoming a viable T1 competitor on price."

Although local phone companies are in the best position to offer DSL because they own the core infrastructure that supports it, until very recently, they were reluctant to market these services to business customers. According to New York based Bank of America Securities LLC senior analyst Michael Renegar, ILECs won't aggressively sell DSL services to businesses. "DSL will cannibalize existing T1 service, for which ILECs typically charge $1,000 a month," he says. "It would reduce margins considerably."

Business Strategy

We intend to capitalize on the enormous public attention focused on the Internet by increasing its telemarketing sales and technical support staff, targeting its advertising to its core audience, and by providing the most efficient, lowest-cost high speed Internet service in its corridor.

Our Competitive Advantages

OUR KNOWLEDGEABLE AND GROWING SALES FORCE AND TECHNICAL STAFF. We are making sure that the sales force is trained on the "high-end" networking elements in which we deal so they will be able to service the needs of their customers.

OUR BUSINESS MODEL OPTIMIZES COST, EFFICIENCY AND FLEXIBILITY. We have addressed the largest cost factor in their methodology for deploying their network through a leasing strategy rather than a building strategy. This keeps start-up costs as low as possible.

OUR EFFICIENCY. We harness a network comprised of highly intelligent and functional network elements (such as their application of MPLS meshed with the backbones of L3 and Qwest and the last mile services of Covad). We can focus on support systems that use the carrier's distributed intelligence and are developed faster and leaner.

WE CHANGE OUR NETWORK WITH KEYSTROKES RATHER THAN FORKLIFTS. Our business model optimizes network flexibility due to strategic relationships with multiple carriers. This allows us to use the latest network and software technologies focused on meeting the business plan. This advantage over embedded network elements and operation support systems cannot be overstated and is the key to successful competition.

OUR LOWEST COST STRATEGY. Our pricing enables small and medium- sized businesses that need to compete with and survive against larger companies.

OUR STRATEGIC PARTNER STRENGTH. Partnerships with Covad, Qwest, Level 3, and others, give us the ability to deliver connectivity solutions faster and at a lower cost than the competition.

INTEGRATION. We can seamlessly integrate all of the different connectivity solutions and custom applications development. We use different strategic partners to tailor the optimum solution for our customer.

AUTOMATION AND ADVANCED TELECOMMUNICATIONS TECHNOLOGY. Our Network Management tools are automated which leads to less downtime, and lower labor costs. We use the latest equipment, work closely with strategic partners that are forerunners in their fields, and are not hampered by existing legacy infrastructures.

OUR CUSTOMIZED CUSTOMER APPROACH. We emphasize direct relationships with our customers. These relationships enable us to learn information from our customers about their needs and preferences and help us expand our service offerings to include additional value-added services based on customer demand. We believe that these customer relationships increase customer loyalty and reduce turnover. In addition, our existing customers have provided customer referrals and we believe strong relationships will result in customer referrals in the future.

Our success depends upon careful planning and the selection of partners. We can meet the customer's needs more efficiently with entrenched procedures. This enables us to excel at customer service.

Our Products

IP TECHNOLOGY. The cutting edge technology in the telecommunications industry moving forward to the future is based on the IP (Internet Protocol). IP technology is able to realize the convergence of traditional voice type applications plus current and future data/internet type applications. IP provides operational efficiency when managing a single platform that can carry any type of service application. At an early stage, we recognized this potential and deployed a worldwide IP network. The Virtual Private Network
(VPN), and Real Private Network (sm) (RPN), qualify as Cisco Powered Networks, and are a major step in materializing converged networks. Our main focus in deploying and managing the VPN and RPN is to maintain and guarantee the highest quality and reliability standards. The non-use of the public Internet, has given us a competitive edge, therefore we can ensure a better than Carrier Grade quality. The Real Private Network (sm) service incorporates the speed, security and versatility of DSL (Digital Subscriber
Line) technology with the wide geographical coverage of Qwest's and Level Three's fiber networks. By combining multiple connectivity options with a homogenous, managed network, business customers that do not yet have DSL available in their area can take advantage of our RPN services through dedicated OC-n (Optical Carrier-n), T3 (Time Division Multiplexing at 44.736
Mbps), T1 (Time Division Multiplexing at 1.544 Mbps), ATM (Asynchronous Transfer Mode), Frame Relay, ISDN (Integrated Services Digital Network) and dial up connectivity services. Using these multiple technologies gives us a differential advantage over the competition. No competitor offers the same full service solution as we do for the price we charge. Other competitors can offer a solution, but at a much higher price, without the speed and reliability we offer.

REAL PRIVATE NETWORK. A RPN is a unique service that securely links together each of an organization's sites to create a private wide area network without touching the Internet. By meshing together cutting edge technology such as, DSL, ISDN, Frame Relay and Point to Point dedicated circuits, we deliver a cost-effective alternative to deploying an internal network. Offering the features, performance, and security that business information requires, a Real Private Network includes pre-configured hardware, network management, and security services, yet costs much less than traditional WAN solutions.

OUR PROPRIETARY PRODUCTS:

     Offer the benefits of private networking without the burden of network management, investment in Internet-access, expensive hardware, and obsolete equipment.

     Provide optional mediated access to the public Internet in conjunction with private site-to-site connectivity.

     Enable users to access files and applications from any location on the RPN as if the network were a LAN; workers and workgroups anywhere can more efficiently share information and collaborate on computer-based projects.

     Provide service guarantees that assure the performance and reliability needed for high priority information.

     Let the client give customers and business partners secure controlled access to their internal resources for strategic and tactical advantage.

     Quicken the delivery of internal e-mail, file transfers, and other internal traffic by avoiding the public Internet.

Strategic Alliances

We have created strategic alliances with Covad Communications Group, Inc. (NASDAQ:COVD), Level 3 Communications, Inc. (NASDAQ:LVLT), Quest
Communications International, Inc. (NASDAQ:QWST), and InterNap Network Services Corporation (NASDAQ: INAP) to be the technological leader in the high-speed Internet connectivity marketplace.

Covad is a packet-based CLEC that provides high-speed digital communications services using Digital Subscriber Line (DSL) technology to our customers. Covad sells speed to users hooked on LANs. Covad provides remote access to LANs and the Internet, with speeds of up to 1.5 megabits per second (25 times faster than most modems). Covad's use of existing copper phone lines allows it to offer lower rates and 24-hour local connectivity. Covad, which installs the lines, configures the equipment, and designs networks in 22 regions. Other Covad clients include Cisco Systems, Oracle, and Sprint.

The backbone of our nationwide network has been outsourced to nationwide exchange carriers Qwest and Level 3. We were the first customer to co-locate with Level 3. By using the network infrastructure of Qwest and Level 3, we avoid all of the costs and pitfalls of implementing our own infrastructure, yet we are able to take advantage of the economies of scale and the redundancy that only multi-billion dollar companies such as Qwest and Level 3 can afford. The result: our network is faster, and can be re-tooled, re-configured and tuned to match the changing needs of the market without the man-power, overhead, and capital that our competitors have to spend on their legacy networks. This keeps us growing and evolving as the market place changes, while the competition is trying to gain ground on our previous accomplishments. We can focus our resources on delivering value-added services and quality network access, rather than on backbone technology that changes constantly.

Qwest is a telecommunications based company that encompasses an 18,800-mile fiber-optic network connecting approximately 500 US cities, and 90 countries. Qwest offers local and long-distance telephone, Internet, and multimedia services to businesses and consumers over its Internet protocol-based network -- 12,500 miles of which are active. The fourth largest US long-distance provider, Quest is also building networks to serve Mexico (1,400 miles) and Europe (9,100 miles, in a joint venture with Dutch phone company KPN). Qwest has network capacity on three transatlantic cables and is helping to construct a transpacific cable. Recently, Qwest has agreed to merge with Baby Bell US WEST.

Level 3 is a telecommunications and information services company that plans to build an advanced, international facilities-based communications network
based on Internet Protocol (IP) technology.   It is building an international
fiber-optic network, in which entities, like Nextel and Nextlink, are investing in return for network capacity. Level 3 offers local, long-distance and Internet service over leased network capacity in 15 cities in the US and two in Europe. It also offers computer operations outsourcing and owns stakes in telecom providers RCN and Commonwealth Telephone Enterprises.

InterNap Network Services Corporation, is a leading provider of fast, reliable and centrally managed Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications. Customers connected to one of our Private-
Network Access Points ("P-NAPs") have their data optimally routed to and from destinations on the Internet in a manner that minimizes the use of congested public network access points and private peering points. This optimal routing of data traffic over the multiplicity of networks that comprise the Internet enables higher transmission speeds, lower instances of packet loss and greater quality of service.



Customers

We have close to 2000 business clients, including:

     Southern California Automobile Association (CSAA) with approximately 300 DSL and 250 ISDN connections in a private network;

     Xerox with a private network;

     CarsDirect.com with broadband web hosting.

Sales and Marketing

Our marketing professionals have developed a methodology to identify the businesses that would benefit from our services. Once we identify businesses in a target market, we employ a targeted local marketing strategy utilizing telemarketing personnel.

Using targeted business lists and referrals, our telemarketers initiate contact with potential customers. Our sales personnel are trained in customer oriented, solution-based sales techniques and product knowledge.

We have a sales unit that focuses on the larger customers that have a longer buying cycle. This unit develops business prospects from market research, referrals from telemarketers and referrals from other customers.

Customer Support and Operations

Our customer support team works to maximize the simplicity and convenience of data communications and network access for our customers. They provide our customers with a single point of contact for implementation, maintenance and operations support.

IMPLEMENTATION. We manage the implementation of our service for each customer. We work together with our strategic partners to ensure that lines are installed, tested, and in good working order from all customer offices throughout the network.

MAINTENANCE. Our network operations center provides network surveillance for all equipment in our customers' network. We are able to detect and correct many of our customers' maintenance problems remotely, often before our customer is aware of the problem. Customer-initiated maintenance and repair requests are managed and resolved primarily through our help desk. Our information management system, which generates reports for tracking maintenance problems, allows us to communicate maintenance problems from the customer service center to our network operations center 24 hours a day, seven days a week.

OPERATIONS SUPPORT SYSTEMS. We are in the process of expanding our operations support systems that will allow us to double our marketing staff and develop the capacity to handle our expansion goals.

Competition

We face competition from many companies with significantly greater financial resources, well-established brand names and large installed customer bases. Although we believe competition in many second and third tier cities is less intense than competition in larger cities, we expect the level of competition in our markets to intensify in the future.

We expect significant competition from:

OTHER DSL PROVIDERS. Certain competitive carriers, including Network Access Solutions, NorthPoint and Rhythms NetConnections, offer DSL-based services. The 1996 Telecommunications Act specifically grants competitive telecommunications companies, including other DSL providers, the right to negotiate interconnection agreements with traditional telephone companies, including interconnection agreements which may be identical in all respects to, or more favorable than, our agreements. Several of the large telecommunications companies and computer companies, such as Microsoft and Intel, have made investments in DSL service providers.

INTERNET SERVICE PROVIDERS. Several national and regional Internet service providers, including America Online, Concentric Network, Flashcom, Mindspring, PSINet and Verio, have begun developing high-speed access capabilities to leverage their existing products and services. These companies generally provide Internet access to residential and business customers over the traditional telephone companies' networks at higher speeds. However, some Internet service providers have begun offering DSL-based access using another carrier's DSL service or, in some cases, building their own DSL networks. Some Internet service providers combine their significant and even nationwide marketing presence with strategic or commercial alliances with DSL-based competitive telecommunications companies.

TRADITIONAL LOCAL TELEPHONE COMPANIES. Many of the traditional local telephone companies, including Bell Atlantic, BellSouth and SBC Communications, are conducting technical or market trials or have begun deploying DSL-based services. These companies have established brand names and reputations for high quality in their service areas, possess sufficient capital to deploy DSL equipment rapidly, have their own copper telephone lines and can bundle digital data services with their existing voice services to achieve a competitive advantage in serving customers. We believe that the traditional telephone companies have the potential to quickly deploy DSL services. In addition, these companies also offer high-speed data communications services that use other technologies. We depend on these traditional local telephone companies to enter into agreements for interconnection and to provide us access to individual elements of their networks. Although the traditional local telephone companies are required to negotiate in good faith in connection with these agreements, future interconnection agreements may contain less favorable terms and result in a competitive advantage to the traditional local telephone companies.

NATIONAL LONG DISTANCE CARRIERS. National long distance carriers, such as AT&T, MCI WorldCom, Qwest and Sprint, have deployed large-scale data networks, sell connectivity to businesses and residential customers, and have high brand recognition. They also have interconnection agreements with many of the traditional telephone companies and are beginning to offer competitive DSL services.

OTHER FIBER-BASED CARRIERS. Companies such as Allegiance, ChoiceOne, e.spire, Intermedia and Williams have extensive fiber networks in many metropolitan areas, primarily providing high-speed data and voice circuits to small and large corporations. They also have interconnection agreements with the traditional telephone companies under which they have acquired collocation space in many large markets.

CABLE MODEM SERVICE PROVIDERS. Cable modem service providers, such as At Home and its cable partners, are offering or preparing to offer high-speed Internet access over cable networks to consumers. @Work, a division of At Home, has positioned itself to do the same for businesses. Where deployed, these networks provide high-speed local access services, in some cases at speeds higher than DSL service. They typically offer these services at lower prices than our services, in part by sharing the capacity available on their cable networks among multiple end users.

WIRELESS AND SATELLITE DATA SERVICE PROVIDERS. Several new companies, including Advanced Radio Telecom, Teligent and WinStar Communications, are emerging as wireless data service providers. In addition, other companies, including Motorola Satellite Systems and Hughes Communications, are emerging as satellite-based data service providers. These companies use a variety of new and emerging technologies to provide high-speed data services.

We may be unable to compete successfully against these competitors. The most significant competitive factors include: transmission speed, service reliability, breadth of product offerings, cost for performance, network security, ease of access and use, content bundling, customer support, brand recognition, operating experience, capital availability and exclusive contracts with customers, including Internet service providers and businesses with multiple offices. We believe our services compete favorably within our service markets with respect to transmission speed, service reliability, breadth of product offerings, cost for performance, network security, ease of access and use, content bundling, customer support, and operating experience. Many of our competitors enjoy competitive advantages over us based on their brand recognition and exclusive contracts with customers.

Intellectual Property

We regard our products, services and technology as proprietary and attempt to protect them with copyrights, trademarks, trade secret laws, restrictions on disclosure and other methods. There can be no assurance these methods will be sufficient to protect our technology and intellectual property. We also may enter into confidentiality agreements with our employees and consultants, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar technology independently. Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries, and the global nature of the Internet makes it virtually impossible to control the ultimate destination of our proprietary information. There can be no assurance that the steps we have taken will prevent misappropriation or infringement of our technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. In addition, some of our information, including our competitive carrier status in individual states and our interconnection agreements, is a matter of public record and can be readily obtained by our competitors and potential competitors, possibly to our detriment.

Government Regulation

A significant portion of the services that we offer will be subject to regulation at the federal and/or state levels. The Federal Communications Commission, or FCC, and state public utility commissions regulate telecommunications common carriers, which are companies that offer telecommunications services to the public or to all prospective users on standardized rates and terms. Our data transport services are common carrier services.

The FCC exercises jurisdiction over common carriers, and their facilities and services, to the extent they are providing interstate or international communications. The various state utility commissions retain jurisdiction over telecommunications carriers, and their facilities and services, to the extent they are used to provide communications that originate and terminate within the same state. The degree of regulation varies from state to state.

In recent years, the regulation of the telecommunications industry has been in a state of flux as the United States Congress and various state legislatures have passed laws seeking to foster greater competition in telecommunications markets. The FCC and state commissions have adopted many new rules to implement those new laws and to encourage competition. These changes, which are still incomplete, have created new opportunities and challenges for us and our competitors. Certain of these and other existing federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which this industry operates. Neither the outcome of these proceedings nor their impact upon the telecommunications industry or us can be predicted at this time. Indeed, future federal or state regulations and legislation may be less favorable to us than current regulations and legislation and therefore have a material and adverse impact on our business and financial prospects by undermining our ability to provide DSL services at competitive prices. In addition, we may expend significant financial and managerial resources to participate in proceedings setting rules at either the federal or state level, without achieving a favorable result.

FEDERAL REGULATION AND LEGISLATION. Through our strategic partners, we must comply with the requirements of a common carrier under the Communications Act of 1934, as amended, to the extent we provide regulated interstate services. These requirements include an obligation that our charges, terms and conditions for communications services must be "just and reasonable" and that we may not make any "unjust or unreasonable discrimination" in our charges or terms and conditions. The FCC also has jurisdiction to act upon complaints against common carriers for failure to comply with their statutory obligations. We are not currently subject to price cap or rate of return regulation at the federal level and are not currently required to obtain FCC authorization for the installation, acquisition or operation of our facilities.

The FCC has established different levels of regulation for dominant and non-dominant carriers. Of domestic carriers, only the large traditional local telephone companies are classified as dominant carriers and all other providers of domestic common carrier service, including us, are classified as non- dominant carriers. As a non-dominant carrier, we are subject to less FCC regulation than are dominant carriers.

In October 1998, the FCC ruled that DSL and other advanced data services provided as dedicated access services in connection with interstate services such as Internet access are interstate services subject to the FCC's jurisdiction. Accordingly, we could offer DSL services without state regulatory authority, so long as we do not also provide local or intrastate telephone services via our network. This decision allows us to provide our DSL services in a manner that potentially reduces state regulatory obligations. This decision is currently subject to reconsideration and appeal.

Comprehensive changes to the Communications Act were made by the 1996 Telecommunications Act, enacted on February 8, 1996. It represents a significant milestone in telecommunications policy by establishing competition in local telephone service markets as a national policy. The 1996 Telecommunications Act removes many state regulatory barriers to competition and forecloses state and local governments from creating laws preempting or effectively preempting competition in the local telephone service market.

The 1996 Telecommunications Act places substantial interconnection requirements on the traditional local telephone companies.

     Traditional local telephone companies are required to provide physical collocation, which allows companies such as us and other interconnectors to install and maintain their own network termination equipment in the central offices of traditional local telephone companies, and virtual collocation only if requested or if physical collocation is demonstrated to be technically infeasible. This requirement is intended to enable us and other competitive carriers to deploy our equipment on a relatively convenient and economical basis.

     Traditional local telephone companies are required to unbundle components of their local service networks so that other providers of local service can compete for a wide range of local service customers. This requirement is designed to provide us flexibility to purchase only the equipment we require to deliver our services.

     Traditional local telephone companies are required to establish "wholesale" rates for their services to promote resale by competitive local exchange carriers and other competitors.

     Traditional local telephone companies are required to establish number portability, which allows a customer to retain its existing phone number if it switches from the traditional local telephone companies to a competitive local service provider.

     Traditional local telephone companies are required to establish dialing parity, which ensures that customers will not detect a quality difference in dialing telephone numbers or accessing operators or emergency services of local competitive service providers.

     Traditional local telephone companies are required to provide nondiscriminatory access to telephone poles, ducts, conduits and rights- of-way. In addition, the 1996 Telecommunications Act requires traditional local telephone companies to compensate competitive carriers for traffic originated by them and terminated on the competitive carrier's network.

The 1996 Telecommunications Act in some sections is self-executing. The FCC issues regulations interpreting the 1996 Telecommunications Act that impose specific requirements upon which our competitors and we rely. The outcome of various ongoing FCC rulemaking proceedings or judicial appeals of such proceedings could materially affect our business and financial prospects by increasing the cost or decreasing our flexibility in providing DSL services. The FCC prescribes rules applicable to interstate communications, including rules implementing the 1996 Telecommunications Act, a responsibility it shares in certain respects with the state regulatory commissions. As part of its effort to implement the 1996 Telecommunications Act, the FCC issued an order governing interconnection in August 1996. A federal appeals court for the Eighth Circuit, however, reviewed the initial rules and overruled some of their provisions, including some rules on pricing and nondiscrimination. In January 1999, the United States Supreme Court reversed elements of the Eighth Circuit's ruling, finding that the FCC has broad authority to interpret the 1996 Telecommunications Act and issue rules for its implementation, specifically including authority over pricing methodology. The Supreme Court upheld the FCC's directive to the traditional local telephone companies to combine individual elements for competitors, and to allow competitors to pick and choose among provisions in existing interconnection agreements. The Supreme Court also found that the FCC's interpretation of the rules for establishing individual elements of a network system was not consistent with standards prescribed in the 1996 Telecommunications Act, and required the FCC to reconsider and better justify its delineation of individual elements. The pick and choose rule permits a competitive carrier to select individual provisions of existing interconnection agreements yet still tailor its interconnection agreement to its individual needs by negotiating the remaining provisions. The FCC implemented a public rulemaking seeking comment on these issues, including particularly, which network elements should be offered on an unbundled basis by traditional local telephone companies, and a decision is expected later this year. Although the FCC has tentatively concluded that local copper telephone lines should continue to remain available as an unbundled element, there is no certainty as to the FCC's outcome on this issue or as to other network elements which the traditional local telephone companies will be required to unbundle. Moreover, this proceeding, as well as a companion FCC rulemaking, addresses related issues of significant importance to us, including:

     the manner in which copper telephone lines should be subject to unbundling;

     compatibility among DSL services and between DSL and non-DSL services;
and

     the sharing of copper telephone lines between DSL data services offered by one provider and voice services offered by another provider.

In addition, some traditional telephone companies may take the position that they have no obligation to provide individual elements of their network systems, including copper telephone lines, until the FCC issues new rules, which could adversely affect our ability to expand our network in accordance with our roll-out plan and therefore adversely affect our business.

In March 1998, several traditional local telephone companies petitioned the FCC for relief from certain regulations applicable to the DSL and other advanced data services that they provide, including their obligations to provide copper telephone lines and resold DSL services to competitive carriers. In August 1998, the FCC concluded that DSL services are telecommunications services and, therefore, the traditional local telephone companies are required to allow interconnection of their facilities and equipment used to provide data transport functionality, unbundle local telecommunications lines and offer for resale DSL services. In the same proceeding, the FCC issued a notice of proposed rulemaking seeking comments on its tentative conclusion that traditional local telephone companies should be permitted to create separate affiliates to provide the DSL services. Under the separate affiliate proposal, traditional local telephone companies would be required to provide wholesale service to other DSL carriers at the same rates, terms and conditions that it provided to its separate affiliate. The outcome of this proceeding remains uncertain. Any final decision in this proceeding that alters our relationship with the traditional local telephone companies could adversely affect our ability to provide DSL services at a competitive price.

In March 1999, the FCC adopted regulations that require the traditional local telephone companies to permit other carriers to collocate all equipment necessary for interconnection. This requirement includes equipment that we use to provide DSL data services. The FCC also adopted limits on the construction standards and other conditions for collocation that may be imposed by traditional local telephone companies. These rules should reduce our collocation costs and expedite our ability to provide service to new areas. There is no guarantee that these new rules will be implemented fully by the traditional local telephone companies. Therefore, the benefits of these rules may be delayed pending interpretation and enforcement by state and federal regulators. These rules are currently subject to appeal by several traditional local telephone companies.

The 1996 Telecommunications Act also directs the FCC, in cooperation with state regulators, to establish a universal service fund that will provide subsidies to carriers that provide service to individuals that live in rural, insular, and high-cost areas. A portion of carriers' contributions to the universal service fund also will be used to provide telecommunications related facilities for schools, libraries and certain rural health care providers. The FCC released its initial order in this context in June 1997, which requires all telecommunications carriers to contribute to the universal service fund. The FCC's implementation of universal service requirements remains subject to judicial and additional FCC review. Additional changes to the universal service regime, which could increase our costs, could have an adverse affect on us.

STATE REGULATION. In October 1998, the FCC deemed data transmission to the Internet as interstate services subject only to federal jurisdiction. However, this decision is currently subject to reconsideration and appeal. Also, some of our services that are not limited to interstate access potentially may be classified as intrastate services subject to state regulation. All of the states where we operate, or intend to operate, require some degree of state regulatory commission approval to provide certain intrastate services and maintain ongoing regulatory supervision. In most states, intrastate tariffs are also required for various intrastate services, although our services are not subject to price or rate of return regulation. Actions by state public utility commissions could cause us to incur substantial legal and administrative expenses and adversely affect our business.

To date, we have been able to obtain authorizations to operate as a competitive local exchange carrier in 41 states and the District of Columbia, and we have filed for competitive local exchange carrier status in the remaining states. Although we expect to obtain certifications in all states, there is no guarantee that these certifications will be granted or obtained in a timely manner.

LOCAL GOVERNMENT REGULATION. In certain instances, our strategic partners may be required to obtain various permits and authorizations from municipalities, such as for use of rights-of-way, in which we operate local distribution facilities. Whether various actions of local governments over the activities of telecommunications carriers such as ours, including requiring payment of franchise fees or other surcharges, pose barriers to entry for competitive local exchange carriers that violate the 1996 Telecommunications Act or may be preempted by the FCC is the subject of litigation. While we are not a party to this litigation, we may be affected by the outcome. If municipal governments impose conditions on granting permits or other authorizations or if they fail to act in granting such permits or other authorizations, the cost of providing DSL services may increase or negatively impact our ability to expand our network on a timely basis and adversely affect our business.

TELEMARKETING REGULATIONS. Our marketing depends primarily on the telemarketing sale channel. Telemarketing sales practices are regulated both federally, and at the state level. The Federal Telephone Consumer Protection Act of 1991 (the TCPA) prohibits telemarketing firms from imitating telephone solicitations to residential telephone subscribers before 8:00 a.m. or after 9:00 p.m. local time, and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. In addition, the TCPA requires telemarketing firms to maintain a list of residential customers that have stated that they do not want to receive telephone solicitations and, thereafter, to avoid making calls to such customers' telephone numbers.

The federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the TCFAPA) broadly authorizes the Federal Trade Commission (the FTC) to issue regulations prohibiting misrepresentation in telemarketing sales. In August 1995, the e FTC issued new telemarketing sales rules. Generally, these rules prohibit misrepresentation regarding the cost, terms, restrictions, performance, or duration of products or services offered by telephone solicitation and otherwise specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. We train our telephone service representatives to comply with the TCPA and programs its call management system to avoid telephone calls during restricted hours or to individuals maintained on the Company's "do not call" list.

A number of states have enacted or are considering legislation to regulate telemarketing. For example, telephone sales in certain states cannot be final unless a written contract is delivered to and signed by the buyer and may be cancelled within three business days. Several states require telemarketers to obtain licenses and post bonds. We do not process card payments for any of our customers and does not currently operate in any states where these requirements are imposed. From time to time, bills are introduced in Congress, which, if enacted, would regulate the use of credit information. We cannot predict whether this legislation will be enacted and what effect, if any, it would have on the telemarketing industry.

Subsidiaries

We have one wholly owned subsidiary, Landmark Communications, Inc., a Nevada Corporation doing business as Landmark Long Distance Inc. in the State of California.

Employees

We employ eighty (80) full-time employees, including four (4) in executive management, sixty seven (67) in sales, marketing and customer service, five
(5) in operations, and four (4) in finance and administration. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. Competition for such personnel is intense, and we may be unable to identify, attract and retain such personnel in the future. None of our employees is represented by collective bargaining agreements and we consider relations with our employees to be good.

Facilities

We rent approximately 5,000 square feet of commercial office space in Santa Ana, California. The monthly rent is approximately $5,000. We are on a month to month tenancy since our lease expired in November 1999. We are currently looking in for new space to accommodate our rapid growth. We anticipate a space requirement of 25,000 square feet and expect to pay between $1.20 to $2.00 per square foot per month, depending upon what services are included.
We foresee no problem in obtaining such space in Orange County, where we are located. The current landlord knows that we are likely to leave.

Legal Proceedings

We are not currently a party to any material legal proceedings.




                               MANAGEMENT

Executive Officers, Directors and Other Significant Employees

Name                   Age    Title

William J. Kettle      69     Chief Executive Officer, Chairman, Director

Bryan Turbow	     31     President, Chief Technical Officer, Director

Adela Maria Kettle     53     Vice President, Director

John W. Diehl, Jr.     45     Chief Financial Officer, Secretary, Director

William J. Kettle has been Chief Executive Officer and a Director of the Company since October 1994. He became Chairman in June 1999 at the time when he stepped down as President, a position he had held since October 1994. He was President and Chairman of Thrifty Telecommunicaitons, Inc. ("Thrifty") from 1988 until August 1994. Thrifty was engaged in the business of providing discount long distance telephone services. Thrifty filed a petition in Chapter 11 in 1994, after Mr. Kettle's disassociation. From 1981 to 1985, Mr. Kettle served as Secretary, Treasurer and a director of Sierra College in Los Angeles, California. From 1972 to 1981 he was President of Bauder College in Sacramento, California. Mr. Kettle attended Kilgore College and the University of Houston.

Bryan L. Turbow has been the President and Chief Technical Officer of the Company since June 1999, when he merged MobileNetics Corporation with the Company. He became a Director in October 1999. He started MobileNetics in June 1986, and was the president, and sole shareholder until merging with the Company. At MobileNetics he was responsible for telecommunications consulting and systems integration.

Adela Maria Kettle has since September 1994 been Vice President of the Company. From 1986 through August 1994 she was Executive Vice President of Sales and Marketing at Thrifty Telecommunicaitons, Inc. From 1981 to 1985, she was Vice President of Sales and Marketing at Sierra College in Los Angeles, California. From 1970 to 1981 she was employed at Bauder College in Sacramento, California, ending as Vice President of Sales and Marketing.

John W. Diehl, Jr. has since September 1994 been an independent accounting and tax consultant with us. As of June of 1999 he has been our Chief
Financial Officer and Secretary.  He is a Certified Public
Accountant with ten years of public accounting experience, six years in his own practice and prior to that Director of Internal Audit for Memorial Health Services, Long Beach for ten years and two years as Director of Telecommunications after Director of Audit. He holds a BS in Business Administration with emphasis in Accounting from the California State University at Northridge and a Masters in Business Administration from the University of La Verne.

Board of Directors

Our board of directors consists of six (6) authorized members and we currently have four (4) directors and two (2) vacancies. The terms of the Board of Directors will expire at the next annual meeting of stockholders.

No directors have been compensated for their activities as directors. In the future, our non-employee directors may be reimbursed for expenses incurred in connection with attending board and committee meetings and compensated for their services as board or committee members. We may also grant non-employee directors options to purchase our common stock pursuant to the terms of our 1999 Stock Plan. See "Executive Compensation--Stock Plans."

Executive Officers

Our officers are elected by the Board of Directors and hold office at the will of the Board. Adela Maria Kettle is the wife of William J. Kettle. There are no other family relationships among our directors and officers.

Indemnification

Our articles of incorporation provide that we shall indemnify, to the full extent permitted by Nevada law, any of our directors, officers, employees or agents who are made, or threatened to be made, a party to a proceeding by reason of the fact that he or she is or was one of our directors, officers, employees or agents against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if specified standards are met. Although indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under these provisions, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                            EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning the compensation of the named executive officers for each of our last three completed fiscal years.

                            Annual Compensation                    Long Term Compensation
                                                                    Awards                Payouts
                                                  Other                    Securities
Name                                              Annual     Restricted    Under-                 All Other
and                                               Compen-    Stock         lying        LTIP       Compen-
Principal                                         sation     Award(s)      Options/     Payouts    sation
Position           Year  Salary ($)  Bonus ($)    ($)        ($)           SARs (#)     ($)        ($)
(a)                (b)   (c)         (d)          (e)        (f)           (g)          (h)        (i)

William J. Kettle  1999  $0                                  4,000,000 (1) 4,000,000 (2)
Chairman, Chief    1998  $0                                  4,000,000 (3) 4,000,000 (4)
Executive Officer  1997  $0

Bryan L. Turbow    1999  $36,174                  $4,020 (6)
Vice President,    1998  $0
President, Chief   1997  $0
Technical Officer

Adela Maria Kettle 1999  $47,977
Secretary          1998  $33,099
                   1997  $0

John W. Diehl, Jr  1999                           $41,300(5)   200,000 (5)
Chief Financial    1998                           $3,800 (5)
Officer            1997                           $7,950 (5)

Footnotes
(1) Award granted as of 12-28-98 for 4,000,000 restricted common shares at $.01 per share.
(2) Option granted as of 12-28-98 for 4,000,000 restricted common shares at $.01 per share.
(3) Award granted as of 12-28-97 for 4,000,000 restricted common shares at $.01 per share.
(4) Option granted as of 12-28-97 for 4,000,000 restricted common shares at $.01 per share.
(5) Payment as an independent consultant.
(6) Other employee benefits.

Option/SAR Grants in Last Fiscal Year

The following table shows information regarding grants of stock options in this last completed fiscal year to the executive officers named in the Summary Compensation Table.

                         Individual Grants

                   Number of         % of Total
                   Securities        Options/SARs
                   Underlying        Granted to       Exercise
                   Options/SARs      Employees        or Base       Expiration
Name               Granted (#)       in Fiscal Year   Price ($/Sh)  Date
(a)                (b)               (c)              (d)           (e)
William J. Kettle  4,000,000         100%             .01           12-28-2003

Footnotes
(1) Award granted as of 12-28-98 for 4,000,000 restricted common shares at $.01 per share.
(2) Option granted as of 12-28-98 for 4,000,000 restricted common shares at $.01 per share.

Aggregated Option/SAR Exercises And Fiscal Year-End Option/SAR Value

The following table shows information concerning each exercise of stock options (or tandem SARs) and freestanding SARs during the last completed fiscal year by each of the executive officers named in the Summary Compensation Table and the fiscal year-end value of unexercised options and SARs.


                   Shares                   Number of Securities        Value of Unexercised
                   Acquired on   Value      Underlying Unexercised      In-The-Money Options/
                   Exercise      Realized   Options/SAR's at FY-End (#) SAR's at FY-End($)
Name                                        Exercisable Unexercisable   Exercisable   Unexercisable

William J. Kettle  0             0          8,000,000   0               39,200,000


Footnotes
 (1) FY-End Option/SAR Values based on exercise price of $.01 per share and 8-31-99 bid price of $4.91 per share.



Employment Agreements

None of our executive officers are subject to an employment agreement at this time. We intend to enter into employment contracts with some of our executive officers in the near future.

Stock Options

On December 28, 1997, we granted an option to William J. Kettle, Chairman, for 4,000,000 restricted common shares exercisable until December 28, 2002 at $.01 per share.

On December 28, 1998, we granted an option to William J. Kettle, Chairman, for 4,000,000 restricted common shares exercisable until December 28, 2003 at $.01 per share.

Stock Plans

1999 STOCK PLAN. Our Board of Directors adopted our 1999 stock plan in November 1999 reserving 4,000,000 shares for issuance. As of November 30, 1999, options to purchase an aggregate of 1,515,440 shares were outstanding, no shares of common stock had been purchased pursuant to exercises of stock options and stock purchase rights, and 1,404,560 shares were available for future grant.

Our 1999 Stock Plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to employees and nonstatutory stock options, stock purchase rights and stock bonus rights to employees, directors and consultants. The 1999 stock plan may be administered by different committees with respect to different groups of service providers. Options granted as performance-based compensation within the meaning of Section 162(m) are administered by a committee of two or more outside directors. Option administration committees may make final and binding determinations regarding the terms and conditions of the awards granted, including the exercise prices, the numbers of shares subject to the awards and the exercisability of the awards, forms of agreement for use under the plan and interpretation of plan terms.

The exercise price of incentive stock options granted under the 1999 Stock Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, including the stock of any parent or subsidiary of the Company, the exercise price will be no less than 110% of the fair market value. The exercise price of nonstatutory stock options is set by the administrator of the 1999 Stock Plan. The maximum term of options granted under the 1999 stock plan is ten (10) years.

An optionee whose relationship with us or any related corporation ceases for any reason, other than death or total and permanent disability, may exercise options in the three-month period following such cessation, or such other period of time as determined by the administrator, unless these options terminate or expire sooner, or for nonstatutory stock options, later, by their terms. The three-month period is extended to 12 months for terminations due to death or total and permanent disability. In the event of a merger, sale or reorganization of us into another corporation that results in a change of control of us, options that would have become vested within 18 months after the closing date of the merger transaction will accelerate and become fully vested upon the closing of the transaction. In the event of a change of control transaction, either other outstanding options that are not accelerated would be assumed by the successor company or an equivalent option would be substituted by the successor company. If any of these options are not assumed or substituted, they would terminate.

The 1999 Stock Plan will terminate in November 2009, unless sooner terminated by the board of directors.

Our board of directors may also grant stock purchase rights to employees, directors and consultants under the 1999 Stock Plan. These grants are made pursuant to restricted stock purchase agreements, and the price to be paid for the shares granted thereunder is determined by the administrator. We are generally granted a repurchase option exercisable on the voluntary or involuntary termination of the purchaser's employment with us for any reason, including death or disability. The repurchase price must be the original purchase price paid by the purchaser. The repurchase option lapses at a rate determined by the administrator. Once the stock purchase right has been exercised, the purchaser will have the rights equivalent to those of a stockholder.

Under the 1999 Stock Plan, on November 26, 1999, we granted options to senior management and counsel for an aggregate of 1,400,000, and restricted common shares exercisable until November 26, 2004 at $4.0625 per share. At that time, we also granted an aggregate of 115,440 shares of Common Stock at an exercise price of $4.000 per share to our employees.


                          CERTAIN TRANSACTIONS

Vice President Adela Maria Kettle is the wife of our Chairman, William J.
Kettle.

In December 1997, the Board of Directors authorized the issuance of 4,000,000 shares of common stock to our Chairman for services rendered. Also in December 1997, the Chairman was granted the option to purchase an additional 4,000,000 shares of our common stock, exercisable until December 2002.

In December 1998, the Board of Directors authorized the issuance of 4,000,000 shares of common stock to our Chairman for services rendered. Also in December 1998, the Chairman was granted the option to purchase an additional 4,000,000 shares of our common stock, exercisable until December 2003.

During the calendar year of 1999, our majority shareholder and Chairman advanced an aggregate of $1,081,680 for working capital purposes. The notes payable bear interest at 10% per annum. The shareholder was paid approximately $4,900 in interest during 1999.

The notes are repayable upon demand in cash or in our Common Stock at 50% of the bid price on the date of the loan, or a combination thereof, at the option of the shareholder. At this time, the shareholder intends to exchange his notes for our common stock and has agreed not to demand repayment before November 11, 2000.

The notes outstanding were issued as follows:

Date            Amount
6/9/1999         $20,000
6/21/1999        $70,000
6/25/1999        $25,000
6/28/1999        $20,000
7/8/1999         $21,500
7/12/1999        $42,180
7/13/1999        $29,000
7/27/1999       $220,000
8/4/1999        $300,000
8/31/1999        $50,000
9/1/1999         $74,000
9/7/1999	     $50,000
9/10/1999        $25,000
9/15/1999        $35,000
9/24/1999        $50,000
10/26/1999       $50,000


In November 1999, pursuant to the 1999 Stock Plan, the Board of Directors authorized the grant of an aggregate of 1,225,000 shares of Common Stock at an exercise price of $4.0625 per share to members of senior management and counsel.


                          PRINCIPAL SECURITY HOLDERS

The following tables set forth information regarding the beneficial owners of our securities, as of November 30, 1999, by the following individuals or groups:

     Each of our executive officers;

     Each of our directors;

     Each person, or group of affiliated persons, whom we know beneficially owns more than 5% of our outstanding stock; and

     All of our directors and executive officers as a group.

Unless otherwise indicated, the address for each stockholder on this table is c/o LMKI, Inc., 1720 East Garry Avenue, Suite 201, Santa Ana, California 92705. Except as otherwise noted, and subject to applicable community property laws, to the best of our knowledge, the persons named in this table have sole voting and investing power with respect to all of the shares of common stock held by them.

Options, warrants, conversion and other rights to acquire shares of our securities that are exercisable within 60 days of the table date are deemed to be beneficially owned by the persons holding these options or warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage or the total number of securities outstanding. As of the table date we had 36,115,666 Common shares and 2,500 Series A Preferred shares outstanding.

Title of Class: Common Stock

Name and                      Amount and
Address of                    Nature of           Percent
Beneficial                    Beneficial          of
Owner                         Ownership           Class

William J. Kettle (1)          7,550,000 (2)       20.9

Bryan L. Turbow (1)           12,000,000           33.2

A. Maria Kettle (1)            7,070,000 (3)       19.6

John W. Diehl, Jr. (1)           200,000 (4)        0.6

Paul Gamberg                   2,000,000            5.5
233 North Rampart
Los Angeles, CA 90026

Named Officers and            26,820,000           74.3
Directors As a Group

(1)  Officer or Director.
(2) Does not include shares issuable upon exercise of options to purchase 7,000,000 shares as they are not presently exercisable.
(3) As Beneficiary of The Chapman Group. William J. Kettle is the Trustee of The Chapman Group and disclaims beneficial ownership thereof. Adela Maria Kettle is the wife of William J. Kettle.
(4) Does not include shares issuable upon exercise of options to purchase 500,000 shares as they are not presently exercisable.


Title of Class: Series A 6% Convertible Preferred Stock (1)

Name and                      Amount and
Address of                    Nature of           Percent
Beneficial                    Beneficial          of
Owner                         Ownership           Class

Mesora Investors LLC             2,500 (1)        100%
c/o WEC Asset Management LLC
One World Trade Center,
Suite 4563
New York, New York 100048

(1) The Series A 6% Convertible Preferred Stock is not registered with the Securities and Exchange Commission.
(2) Convertible into 588,235 shares of Common Stock which are included in the shares registered in this offering. See "SELLING SECURITY HOLDERS."


                          DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue up to 50,000,000 shares of Common Stock, $.001 par value, of which 36,115,666 shares were issued and outstanding as of November 30, 1999. All outstanding shares of our common stock are fully paid and nonassessable and the shares of our common stock offered by this prospectus will be, upon issuance, fully paid and nonassessable. The following is a summary of the material rights and privileges of our common stock.

VOTING. Holders of our common stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, including the election of directors. The holders of more than 50% of the voting power of our common stock issued and outstanding and entitled to vote and present in person or by proxy, together with any preferred stock issued and outstanding and entitled to vote and present in person or by proxy, constitute a quorum at all meetings of our shareholders. The vote of the holders of a majority of our common stock present and entitled to vote at a meeting, together with any preferred stock present and entitled to vote at a meeting, will decide any question brought before the meeting, except when Colorado law, our articles of incorporation, or our bylaws require a greater vote and except when Colorado law requires a vote of any preferred stock issued and outstanding, voting as a separate class, to approve a matter brought before the meeting. Holders of our common stock do not have cumulative voting for the election of directors.

DIVIDENDS. Holders of our common stock are entitled to dividends when, as and if declared by the board of directors out of funds available for distribution. The payment of any dividends may be limited or prohibited by loan agreement provisions or priority dividends for preferred stock that may be outstanding.

PREEMPTIVE RIGHTS. The holders of our common stock have no preemptive rights to subscribe for any additional shares of any class of our capital stock or for any issue of bonds, notes or other securities convertible into any class of our capital stock.

LIQUIDATION. If we liquidate or dissolve, the holders of each outstanding share of our common stock will be entitled to share equally in our assets legally available for distribution to our shareholders after payment of all liabilities and after distributions to holders of preferred stock legally entitled to be paid distributions prior to the payment of distributions to holders of our common stock.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of Preferred Stock, par value $.001 per share, issuable from time to time in one or more series, having such designation, rights, preferences, powers, restrictions and limitations as may be fixed by the Board of Directors.

SERIES A 6% CONVERTIBLE PREFERRED STOCK. On November 23, 1999, we filed with the Nevada Secretary of State a Certificate of Designations establishing the Series A 6% Convertible Preferred Stock consisting of 5,000,000 shares. As of November 30, 1999, 2,500 shares of our Series A Preferred Stock were issued and outstanding. The following is a summary of the rights, privileges and preferences of the Series A Preferred Stock.

Dividends. The cumulative non-compounded dividend on the Series A Preferred Stock is 6% per annum based on the stated value of $1,000 per share, payable as permitted by law and declared by the board of directors, or upon the redemption or conversion of the Series A Preferred Stock into common stock. We may not declare or pay any dividends on the common stock unless we first declare and pay all unpaid dividends on the Series A Preferred Stock.

Conversion. Each share of the outstanding Series A Preferred Stock is convertible, at the election of the holder thereof, into the number of shares of our common stock equal to $1,000 plus the amount of any accrued and unpaid dividends divided by the lesser of (1) $4.25 per share, or (2) 80% of the average three lowest closing bid prices of the our common stock for the twenty-five (25) trading days immediately preceding the election by the holder to convert. At any time while any shares of the Series A Preferred Stock are outstanding, we may not issue any classes or series of stock that are senior to the Series A Preferred Stock in any respect, including liquidation.

Voting. Each share of Series A Preferred Stock entitles the holder to the number of votes equal to the number of shares of common stock into which it is convertible. The holders of the common stock and the Series A Preferred Stock vote as a single class on all matters on which our shareholders vote, except where otherwise required by law. The holders of the Series A Preferred Stock do not have cumulative voting for the election of directors.

Preemptive Rights. The holders of the Series A Preferred Stock do not have preemptive rights to subscribe for any additional shares of any class of our capital stock or for any issue of bonds, notes or other securities convertible into any class of our capital stock.

Liquidation Preference. If we liquidate, dissolve or wind-up our business, whether voluntary or otherwise, after we pay our debts and other liabilities, the holders of the Series A Preferred Stock will be entitled to receive from our remaining net assets, before any distribution to the holders of our common stock, the amount of $1,000 per share of Series A Preferred Stock in cash plus payment of all accrued but unpaid cumulative dividends. Holders of the Series A Preferred Stock will not be entitled to receive any other payments if we liquidate, dissolve or wind-up our business.

Redemption Rights. Should the Registration Statement of which this Prospectus is a part is declared effective on or after May 21, 2000, or should certain other events occur, we are required, at the option of the holder, to redeem all outstanding Series A Preferred Stock at $1,250 per share plus accrued and unpaid dividends.

Ownership Limitation. The investor in the Series A Preferred Stock and warrants has a contractual limitation that stipulates that they will beneficially own no more that 4.999% of our Common Stock at any one time. However, the 4.999% limitation would not prevent such investor from acquiring and selling in excess of 4.999% of shares of our Common Stock through a series of acquisitions and sales under the warrants while never beneficially owning more than 4.999% at any one time.

Warrants

We have outstanding a warrant to purchase up of 250,000 shares of our Common Stock at an exercise price of $4.25 per share with anti-dilution provisions. This warrant has piggyback registration rights, anti-dilution provisions, is fully exercisable, and expires November 23, 2004. The Common Stock underlying these warrants is subject to registration rights and is being registered in this offering.

We have outstanding a conditional warrant to purchase up to 2,500 shares of our Series A 6% Convertible Preferred Stock at an exercise price of $1000 per share, and a warrant exercisable for five years to purchase up of 250,000 shares of Common Stock at an exercise price of $4.25 per share with anti-dilution provisions. This conditional warrant is exercisable at our option as long as our common stock bid price is more than $4.00 per share beginning 75 days after this offering goes effective and expires November 23, 2004. The Common Stock issuable upon exercise of the conditional warrant and the underlying warrants, and the conversion of the Preferred Stock, is subject to registration rights and is being registered in this offering.

We have outstanding a commitment warrant to purchase 490,000 shares of our Common Stock at an exercise price which is the lower of (1) $3.843 per share or (2) the lowest price which is calculate as the average closing bid price of our common stock for the 5 trading days prior to each successive six (6) month dates beginning September 29, 1999. This warrant has piggyback registration rights, anti-dilution provisions, is fully exercisable, and expires October 4, 2004. Under the terms of a warrant side agreement, in the event of a recapitalization, additional warrants may be issued to the holder.

We have outstanding a placement warrant to purchase 49,844 of our Common Stock exercisable at an exercise price which is the lower of (1) $4.0125, or
(2) the lowest price which is calculate as the average closing bid price of our common stock for the 5 trading days prior to each successive six (6) month dates beginning from November 24, 1999. This warrant has piggyback registration rights. anti-dilution provisions, is fully exercisable, and expires November 24, 2004.

Lock-Up Agreements

Our officers and directors have agreed, for a period of 6 months after November 23, 1999, not to offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of an option to purchase or other sale or disposition) of any of their shares of our Common Stock or other capital stock or any securities convertible into, or exchangeable or exercisable for our Common Stock or other capital stock.

Transfer Agent

The transfer agent for our securities is Nevada Agency and Trust Company, 50 West Liberty, Suite 880, Reno, Nevada 89501; telephone 775-322-0626.



                           SELLING SECURITY HOLDERS

The securities offered by this Prospectus may be offered from time to time by the Selling Security Holders. The Selling Security Holders are the purchaser and placement agent of our Series A Preferred Stock and associated Warrants. The Selling Security Holders have not held any position or office or had any material relationship with us or any predecessors or affiliates within three years of the date of this Prospectus.

Our agreement with the Selling Security Holders provide for us to reserve for issuance 1.5 times the maximum amount of shares issuable under the initial terms of conversion of the preferred stock and exercise of the warrants. The actual number of shares of common stock issuable is subject to adjustment and could be materially different than the amounts set forth in the table below, depending on factors which we cannot predict at this time, including:

     The number of shares issuable upon conversion of the preferred stock,

     The number of shares issuable upon exercise of the warrants,

     The potential increase in the number of shares issuable with respect to the preferred stock if the conversion price declines due to a decline in the market price for our common stock, and

     Our right to not call for the exercise of the conditional warrant.

The following table sets forth, as of November 30, 1999 and upon completion of this offering, information provided by the Selling Security Holders with regard to their beneficial ownership of the our Common Stock. Unless otherwise indicated in the footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

The number of shares of our common stock listed in the table below as being beneficially owned by Mesora Investors LLC includes the shares of our common stock that are issuable to it, subject to the 4.999% limitation, upon exercise of the warrants. However, the 4.999% limitation would not prevent Mesora Investors LLC from acquiring and selling in excess of 4.999% of shares of our common stock through a series of acquisitions and sales under the warrants while never beneficially owning more than 4.999% at any one time.

                                        Common Shares
                              Number of Shares   Number of Shares  Percent
Selling Security Holder       Prior to Sale      After Sale        After Sale

Mesora Investors LLC (1)(2)    2,464,862         -0-                + (4)
c/o WEC Asset Management LLC
One World Trade Center,
Suite 4563
New York, New York 100048

Dunwoody Brokerage  (3)           49,844         -0-                + (4)
Services, Inc.
1080 Holcomb Bridge Road
Roswell, GA 30076

Total (4)                      2,514,706         -0-                + (4)

+ less than 1%.

(1) Holder of shares of common stock issuable upon (a) conversion of 2,500 shares of Series A 6% Convertible Preferred Stock convertible into 588,235 shares of common stock, and (b) exercise of warrants to purchase 250,000 shares of common stock.

(2) Holder of shares of common stock issuable upon (a) exercise of a conditional warrant to purchase up to 2,500 shares of Series A 6% Convertible Preferred Stock and a warrant exercisable for five years to purchase up to 250,000 shares of Common Stock, and (b) conversion of the preferred stock into 588,235 shares of common stock, and exercise of the warrant to purchase 250,000 shares of common stock.

(3) Holder of shares of common stock issuable upon exercise of placement warrants to purchase 49,844 shares of common stock. The actual number of shares issuable is subject to adjustment.

(4) The actual number of shares issuable is subject to adjustment and is estimated to be 2,514,706 common shares.

(5) Because the Selling Security Holders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Security Holder after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock offered under this Prospectus will be sold.


                           PLAN OF DISTRIBUTION

The Selling Security Holders and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Security Holders may use any one or more of the following methods when selling shares:

     ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     an exchange distribution in accordance with the rules of the applicable exchange;

     privately negotiated transactions;

     short sales;

     broker-dealers may agree with the Selling Security Holders to sell a specified number of such shares at a stipulated price per share;

     a combination of any such methods of sale; and

     any other method permitted pursuant to applicable law.

The Selling Security Holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The Selling Security Holders may also engage in short sales against the box, puts and calls and other transactions in our securities or in derivatives of our securities and may sell or deliver shares in connection with these trades. The Selling Security Holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the Selling Security Holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Security Holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Security Holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Security Holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the Selling Security Holders. We have agreed to indemnify the Selling Security Holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.


                                 LEGAL MATTERS

The validity of the Common Stock being offered hereby will be passed upon for us by Robert C. Weaver, Jr., Esq., San Diego, California. Robert C.
Weaver, Jr. is presently the holder of 100,000 shares of our Common Stock and has options for an additional 700,000 shares of which 200,000 were granted under the 1999 Stock Plan and 500,000 were assigned by William J. Kettle. None of these shares are being offered herein.


                                   EXPERTS

Our consolidated financial statements at August 31, 1999 and 1998, and for each of the three years in the period ended August 31, 1999, appearing in this Prospectus and Registration Statement have been audited by Timothy L. Steers, CPA, LLC, independent auditor, as set forth in his report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                 WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and special reports, and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's public reference rooms located at it's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the operation of public reference rooms. You can also obtain copies of this material from the SEC's Internet web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

Our common stock is quoted on the OTC Electronic Bulletin Board under the symbol "LMKI".

This prospectus is a part of a registration statement on Form SB-2 filed by us with the SEC under the Securities Act. This Prospectus omits certain information contained in the registration statement, and we refer you to the registration statement and to the exhibits to the registration statement for additional information about the common stock and us.













                                  LMKI, Inc.
                    (formerly Landmark International, Inc.)

                      Consolidated Financial Statements
                     with Report of Independent Auditors
            For the Three Years in the Period Ended August 31, 1999


Contents



                                                                 Page
Report of Independent Auditors                                   1

Consolidated Financial Statements:
     Balance sheets                                              2
     Statements of operations                                    3
     Statements of changes in stockholders' equity (deficit)     4
     Statements of cash flows                                    5
     Notes to financial statement                                6-12










                      REPORT OF INDEPENDENT AUDITORS





To the Stockholders
LMKI, Inc.

We have audited the accompanying consolidated balance sheets of LMKI, Inc. (formerly Landmark International, Inc.) as of August 31, 1999 and 1998, and the related consolidated statements of operation, cash flows and changes in stockholders' equity (deficit) for each of the three years in the period ended August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LMKI, Inc. (formerly Landmark International, Inc.) as of August 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 1999, in accordance with generally accepted accounting principles.



Timothy L. Steers, CPA, LLC

Portland, Oregon
November 10, 1999






LMKI, Inc.                                                               2
(formerly Landmark International, Inc.)
Consolidated Balance Sheets

                                                        August 31
                                                 1999           1998
ASSETS
Current assets:
Cash                                             $   125,692    $   3,772
Accounts receivable                                  837,850       98,352
Deferred tax assets                                  242,750       13,650
Total current assets                               1,206,292      115,774

Equipment less accumulated
depreciation and amortization
of $40,482 in 1999 ($3,897 in 1998)                  262,067      143,161

Other assets:
Goodwill less accumulated
amortization of $23,353 in 1999                      443,709            -

Deposits                                              35,725            -
                                                     479,434            -
                                                 $ 1,947,793    $ 258,935

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable                                 $   999,319    $  81,089
Accrued payroll and
related liabilities                                  133,749        8,089

Accrued interest to shareholder                        3,112            -
Other accrued liabilities                              7,133        2,000

Capitalized lease obligations
due within one year                                   37,290       39,182

Total current liabilities                          1,180,603      130,360

Capitalized lease obligations                         55,275       79,778
Notes payable to shareholder                         797,680            -
Commitments
Stockholders' equity (deficit):
Common stock, $.001; shares authorized
50,000,000, shares issued and
outstanding 36,115,666 in 1999
(19,986,666 in 1998)                                  36,116        19,987
Additional paid-in capital                           345,796        68,955
Retained deficit                                    (467,677)      (40,145)
Total stockholders' equity (deficit)                 (85,765)       48,797
                                                 $ 1,947,793   $   258,935



See accompanying notes.



LMKI, Inc.                                                               3
(formerly Landmark International, Inc.)
Consolidated Statements of Operations



                                                  Years ended August 31
                                   1999            1998            1997

Net sales                      $ 1,598,076     $   397,363     $   285,200

Cost of sales                      922,589          52,001               -

Gross profit                       675,487         345,362         285,200

Selling expense                    111,903         130,050         159,751

General and
administrative
expenses                         1,201,480         220,488         188,200

Loss from operations              (637,896)         (5,176)        (62,751)

Interest (income)
expense, net                        18,736           5,843             (46)

Loss before provision
for income taxes                  (656,632)        (11,019)        (62,705)

Provision (benefit) for
income taxes                      (229,100)            100         (11,750)


Net loss                      $   (427,532)    $   (11,119)    $   (50,955)


Net loss per common share     $     (.0162)    $     (.0007)   $    (.0043)








See accompanying notes.



LMKI, Inc.                                                               4
(formerly Landmark International, Inc.)
Consolidated Statements of Changes in Stockholders Equity (Deficit)
For the period from September 1, 1996 through August 31, 1999

                                         Additional  Retained  Total
                        Common stock       paid-in   equity   stockholders'
                     Shares      Amount    capital   (deficit)  equity
                                                               (deficit)

Balance at
September 1, 1996    11,366,666  $ 11,367  $ 37,375  $ 21,929  $ 70,671

Shares issued in
exchange for
services                540,000       540     (540)         -         -

Net loss                      -         -        -    (50,955)  (50,955)

Balance at
August 31, 1997      11,906,666    11,907   36,835    (29,026)   19,716

Shares issued in
exchange for
equipment             4,000,000     4,000   36,200          -    40,200

Shares issued in
exchange for
services              4,080,000     4,080   (4,080)         -         -

Net loss                      -         -        -    (11,119)  (11,119)

Balance at
August 31, 1998      19,986,666    19,987   68,955    (40,145)   48,797

Shares issued in
exchange for
services              5,129,000    5,129    97,841          -   102,970

Shares issued in
exchange for
equipment             1,000,000    1,000    89,000          -    90,000

Shares issued for
purchase of
Mobilenetics
Corporation          10,000,000   10,000    90,000          -   100,000

Net loss                      -        -         -   (427,532) (427,532)

Balance at
August 31, 1999      36,115,666 $ 36,116 $ 345,796  $(467,677) $(85,765)



See accompanying notes.



LMKI, Inc.                                                               5
(formerly Landmark International, Inc.)
Consolidated Statements of Cash Flows

                    Years ended August 31
                                           1999        1998        1997
Cash flows from operating activities:
 Net loss                                 $(427,532)  $ (11,119)  $(50,959)
 Adjustments to reconcile net loss to
  net cash used in operating activities:
    Depreciation and amortization            36,585       3,897          -
    Amortization of goodwill                 23,353           -          -
    Deferred income taxes                  (229,100)     (1,900)   (11,750)
    Services exchanged for common stock     102,970           -          -
    Changes in assets and liabilities,
     net of effects of purchase of
     Mobilenetics Corporation:
      Accounts receivable                  (676,509)    (59,738)    77,975
      Accounts payable                      412,588      24,031          -
      Accrued payroll related liabilities   125,660       2,000          -
      Accrued interest to shareholder         3,112           -          -
      Other accrued liabilities               1,903       1,904          -
                                           (626,970)    (40,925)    15,266

Cash flows from investing activities:
 Decrease in advances                             -       9,858    (9,858)
 Cash paid for Mobilenetics
  Corporation, net of cash acquired           3,512           -         -
                                              3,512       9,858    (9,858)

Cash flows from financing activities:
 Repayments of capitalized lease
  obligations                               (52,302)    (10,769)        -
 Proceeds from common stock                       -      40,200         -
 Proceeds from notes payable to
  shareholder                               797,680           -         -
                                            745,378      29,431         -

Net increase (decrease) in cash             121,920      (1,636)    5,408
Cash at beginning of year                     3,772       5,408         -
Cash at end of year                       $ 125,692   $   3,772  $  5,408

Supplemental disclosure of
cash flow information-
 Cash paid during the year
  for interest                            $  15,624   $   5,843  $      -

Supplemental disclosure on noncash
 investing and financing activities:
  Equipment acquired under capitalized
   lease agreements                       $  49,085   $ 129,729  $      -
  Equipment acquired in exchange for
   common stock                           $  90,000   $       -  $      -
  Common stock issued in exchange for
   purchase of Mobilenetics  Corporation  $ 100,000   $       -  $      -

See accompanying notes.


LMKI, Inc.                                                               6
(formerly Landmark International, Inc.)
Notes to Consolidated Financial Statements
August 31, 1999

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Business: LMKI, Inc. (formerly Landmark International, Inc.) (the "Company") is a Nevada Corporation engaged in providing communication services to individuals and businesses.

Basis of Consolidation: The consolidated financial statements include the accounts of LMKI, Inc. and its wholly-owned subsidiary Mobilenetics Corporation ("Mobilenetics") since the date of its acquisition. All intercompany accounts and transactions have been eliminated.

Equipment: Equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets, which range from three to seven years.

Equipment under capitalized lease obligations are carried at estimated fair market value determined at the inception of the lease. Amortization is computed using the straight-line method over the original term of the lease or the estimated useful lives of the assets, whichever is shorter.

Goodwill: Goodwill represents the excess purchase price over the estimated fair value of Mobilenetics. Goodwill is being amortized using the straight-line method over five years.

Revenue Recognition: Fees for services are recognized at month-end as services are completed and income earned.

Advertising: The Company expenses the cost of advertising as incurred as selling expenses. Advertising expenses was approximately $10,500 for 1999 ($2,000 for 1998; $3,300 for 1997).

Income Taxes: Income taxes are accounted for and reported using an asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the year in deferred tax assets and liabilities.



LMKI, Inc.                                                               7
(formerly Landmark International, Inc.)
Notes to Consolidated Financial Statements
August 31, 1999

1.	Nature of Business and Summary of Significant Accounting policies
(continued)

Net Loss per Common Share: Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The weighted average number of common stock shares outstanding was 26,320,277 for 1999 (15,799,269 for 1998; 11,764,639 for 1997). Stock
options and warrants outstanding are not considered common stock equivalents, as the affect on net loss per share would be anti-dilutive.

Concentration Risk: The Company grants credit to customers in the Southern portion of the State of California. The Company's ability to collect receivables is affected by economic fluctuations in the geographic areas served by the Company.

Risks and Uncertainties: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Management of the Company has made certain estimates and assumptions regarding the collectibility of accounts receivable. Such estimates and assumptions primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2.	Business Combination:
Effective June 1, 1999, LMKI, Inc. acquired Mobilenetics, a supplier of communications equipment, in a business combination accounted for as a purchase. The Company issued 10,000,000 shares of its common stock in exchange for all of the outstanding shares of Mobilenetics. The value of the shares issued for Mobilenetics was $100,000 ($.01 per share) which approximated the bid price of the Company's common stock on the date of exchange. The purchase price exceeded the fair market value of Mobilenetics by $467,062.

Cash paid for Mobilenetics, net of cash acquired was as follows:
Fair value of the Company's common stock                  $100,000
Fair value Mobilenetics:
Accounts receivable                                         86,167
Equipment                                                   16,406
Deposits                                                    35,725
Cost in excess of fair value of net assets acquired        467,062
Accounts payable                                          (508,872)
                                                            96,488
Cash Acquired                                           $    3,512


LMKI, Inc.                                                               8
(formerly Landmark International, Inc.)
Notes to Consolidated Financial Statements
August 31, 1999

2.	Business Combination (continued)
The results of operations of Mobilenetics are included in the accompanying consolidated financial statements since the date of acquisition. The following pro forma summary presents the consolidated financial position and results of operations of the Company as if the business combination occurred on September 1, 1998:

As of August 31, 1999:
Tangible current assets               $   963,542
Total assets                            2,164,873
Current liabilities                     1,180,603
Total liabilities                       2,033,558
Total stockholders' equity                131,315

For the year ended August 31, 1999:
Net sales                               2,289,208
Net loss                               (1,257,202)
Loss per common share                     (20.936)

The above amounts are based upon certain assumptions and estimates which the Company believes are reasonable. The pro forma financial position and results of operations do not purport to be indicative of the results which would have been obtained had the business combination occurred as of September 1, 1998 or which may be obtained in the future.


3.	Capitalized Lease Obligations:
The Company leases equipment under non-cancelable lease agreements. Equipment under lease agreements aggregated at August 31, 1999 $107,540 ($129,929 in 1998) less accumulated amortization at August 31, 1999 of $18,042 ($3,443 in 1998).

Aggregate future minimum lease payments and the present value of minimum lease payments are as follows:

Years ending August 31:
   2000                                            $   59,873
   2001                                                40,097
   2002                                                18,064
Total minimum lease payments                          118,034
Less amount representing interest                      25,469
Present value of minimum lease payments                92,565
Less amounts due within one year                       37,290
Long-term capitalized lease obligations            $   55,275



LMKI, Inc.                                                               9
(formerly Landmark International, Inc.)
Notes to Consolidated Financial Statements
August 31, 1999

Notes Payable to Shareholder
During 1999, the majority shareholder and Chairman of the Company, advanced an aggregate of $797,680 for working capital purposes. The notes payable bear interest at 10% per annum. The shareholder was paid approximately $4,900 in interest during 1999.

The notes are repayable upon demand in cash or in common stock of the Company, or a combination thereof, at the option of the shareholder. At this time, the shareholder intends to exchange his notes for common stock of the Company and has agreed not to demand repayment before November 11, 2000.


5. 	Income Taxes
The components of the provision (benefit) for income taxes are as follows for the years ended August 31:
                                             1999        1998       1997

Federal:
Current                                     $       -  $  1,500   $      -
Deferred - net operating loss carryover      (213,000)   (1,600)   (10,200)
                                             (213,000)     (100)   (10,200)
State of California:
Current                                             -       500          -
Deferred - net operating loss carryover       (16,100)     (300)    (1,550)
                                              (16,100)      200     (1,550)
Provision (benefit) for income taxes        $(299,100) $    100   $(11,750)

Reconciliation of income taxes computed at the federal statutory rate to the provision (benefit) for income taxes is as follows for the years ended August 31:

                                             1999        1998       1997

Tax at statutory rates                      $(223,255) $ (1,653)  $(11,724)
Differences resulting from:
  State tax, net of federal benefit           (10,604)      159
  Non-deductible and other items                4,759     1,594        (26)
    Provision (benefit) for income taxes    $(229,100) $    100   $(11,750)


LMKI, Inc.                                                              10
(formerly Landmark International, Inc.)
Notes to Consolidated Financial Statements
August 31, 1999


6.	Common Stock
In December 1998, the Board of Directors authorized the issuance of 4,000,000 shares of common stock to the Chairman of the Company for services rendered. Also in December 1998, the Chairman of the Company was granted the option to purchase an additional 4,000,000 share of the Company's common stock.

As of August 31, 1999, an aggregate of 8,000,000 shares of stock were exercisable to the Chairman of the Company, of which 4,000,000 shares expire in December 2002 and 4,000,000 shares expire in December 2003, if not exercised. The options are exercisable at one cent per share and are exercisable in whole or part. The Company has reserved 8,000,000 shares of its common stock for issuance to the Chairman.

The following table summarizes stock option activity as of August 31:
                                           1999       1998      1997

Options outstanding at beginning of year   4,000,000
Options granted                            4,000,000  4,000,000
Options expired or canceled
Options exercised                          __________ __________ __________
Outstanding at end of year                8,000,000   4,000,000
Average price per share	                  $.01        $.01       $.01
Options exercisable at end of year        8,000,000   4,000,000
Aggregate proceeds at end of year         $80,000     $40,000

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options. Had compensation cost for the Company's stock options been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per common share would have been reduced to the pro forma amounts indicated below:

                                 1999          1998        1997
Net loss   as reported        $ (427,532)  $  (11,119)   $  (50,955)
Net loss   pro forma          $ (511,532)  $  (95,119)   $  (50,955)
Net loss per common share
  as reported                 $   (.0162)  $   (.0007)   $   (.0043)
Net loss per common share
  pro forma                   $   (.0194)  $   (0006)    $   (.0043)



LMKI, Inc.                                                              11
(formerly Landmark International, Inc.)
Notes to Consolidated Financial Statements
August 31, 1999

6.	Common Stock (continued)
In December 1998, the Board of Directors authorized the issuance of 500,000 shares of common stock to two individuals in exchange for professional services. The common stock was valued at $18,500 ($.031 per share) which represented the bid price of the common stock and the approximate value of the services on the date of exchange. In March 1999, the Board of Directors authorized the issuance of 400,000 shares of common stock to two individuals in exchange for professional services. The common stock was valued at $36,000 ($.090 per share) which represented the bid price of the common stock and the approximate vale of the services on the date of exchange. In August 1999, the Board of Directors authorized the issuance of 100,000 shares of common stock to an individual in exchange for professional services. The common stock was valued at $10,000 ($.10 per share) which represented the value of the services rendered and the approximate average bid price of the common stock during the year prior to the acquisition of Mobilenetics.

In December 1997, the Board of Directors authorized the issuance of 4,000,000 shares of common stock to the Chairman of the Company for services rendered. Also in December 1997, the Chairman of the Company was granted the option to purchase an additional 4,000,000 shares of the Company's common stock.

In December 1997, the Board of Directors authorized the issuance of 80,000 shares of common stock to two individuals in exchange for $100 and public relation services.

In December 1996, the Board of Directors authorized the issuance of 20,000 shares of common stock to each employee of the Company at that time. The shares were to be surrendered back to the Company in the event that any employee who received shares terminated their employment with the Company, or was terminated by the Company for cause. The Company issued an aggregate of 540,000 shares of its common stock to these employees.

7.	Commitments
The Company leases certain equipment under non-cancelable operating lease agreements which expire between the years 2001 and 2003. Aggregate minimum future lease payments under these leases are as follows:

Years ending August 31:
 2000                            $   63,490
 2001                                58,857
 2002                                 6,644
 2003                                   739
Total minimum lease payments     $  129,730

Equipment lease expense aggregated approximately $50,700 for the year ended August 31, 1999.




LMKI, Inc.                                                              12
(formerly Landmark International, Inc.)
Notes to Consolidated Financial Statements
August 31, 1999

8.	Significant Customer
The Company has entered into a Dedicated Access Service Agreement ("Service Agreement") with a customer to provide them with communication services through July 2000. The Service Agreement is renewable for an additional one year.

The customer accounted for approximately 25% of net sales in 1999. Management does not believe that the Company is economically dependent upon any single customer.

The Company's policy is to perform on-going credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.


9.	Subsequent Event
In September 1999, the Company entered into an irrevocable Investment Agreement for a "private equity line" of up to $35,000,000. Under the Investment Agreement an investment banking company has made a firm commitment to purchase the Company's common stock and resale the securities in an offering under Regulation D of the United States Securities and Exchange Commission.

Subject to an effective registration statement and ending 36 months from the initial subscription date, the Company at its discretion may "Put" common stock to the investment banking company. The purchase price per share will equal 92% of the lowest closing bid price of the common stock during the 20 business days following each Put, subject to a minimum price specified by the Company as defined in the Investment Agreement. The amount of each Put sold to the investment banking company may be up to $2,000,000, but the number of shares sold may generally not exceed 15% of the aggregate trading volume of the Company's common stock during the 20 business days following each Put.

The investment banking company shall receive warrants to purchase 10% of the number of shares of the Company it purchases under each Put. The warrants are exercisable at a price equal to 110% of the market price for each Put.

In consideration of the Investment Agreement, the Company granted the investment banking company warrants to purchase 490,000 shares of its common stock. The warrants are exercisable upon the successful completion of certain tasks and at a price equal to the lowest closing bid price for the 5 days prior to the exclusion of the Investment Agreement or the 5 days following its execution, whichever price is lower.


                       Consolidated Financial Statements
                                  Unaudited
             For the Three Months Ended November 30, 1999 and 1998

LMKI, Inc.
(formerly Landmark International Inc.)
Balance Sheet
(Unaudited)
For the periods ended as indicated

                                                 Aug. 31         Nov. 30
 ASSETS                                           1999             1999
Cash                                             125,692       2,053,922
Accounts Receivable                              837,850         946,855
Deferred tax assets                              242,750         242,750
                Total Current Assets           1,206,292       3,243,527

Equipment                                        302,549       1,027,417
Accumulated Depreciation                         (40,482)        (63,916)
        Total Equipment less
          Accumulated depreciation               262,067         963,501

Goodwill                                         467,062         467,062
Accumulated Amortization                         (23,353)        (46,706)
Deposits                                          35,725         116,200
               Total Other Assets                479,434         536,556

        Total Assets                           1,947,793       4,743,584

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts Payable                                 999,319       1,356,343
Accrued payroll and related liabilities          133,749         113,954
Accrued interest to shareholder                    3,112               0
Other accrued liabilities                          7,133          37,187
Capitalized lease obligations due
     within one year                              37,290           9,817
        Total current liabilities              1,180,603       1,517,301

Capitalized Lease LT                              55,275          34,359
Loans from officers                              797,680       1,115,528

Stockholders' equity

        Common stock                              36,116          36,116
	  Preferred stock                                0       2,500,000
        Paid in capital                          345,796         123,896
        Retained Earnings                       (467,677)       (467,677)
        Current Years Earnings                                  (115,939)
        Total Stockholders Equity                (85,765)      2,076,396

        Total Stockholders Equity and
               Liabilities                      1,947,793      4,743,584

See accompanying notes.



LMKI, Inc.
(formerly Landmark International, Inc.)
Statement of Operations
(Unaudited)
For the periods ended as indicated





                                                     Three Months
                                                     Ended Nov. 30
                                                  1998            1999

Sales                                            40,881        1,505,053

Cost of Sales                                     3,173          709,387

        Gross Profit                             37,707          795,666

Selling Expense                                  72,589          259,897

General and administrative expense               25,463          625,225

        Gain or (loss) from operations          (60,345)         (89,456)

Interest, net                                     2,018           26,483

        Gain or (loss) before
          Provision for income
          Taxes                                 (62,362)        (115,939)

Provision for income taxes                            0                0

Net gain or (loss)                              (62,362)        (115,939)


See accompanying notes.



LMKI, Inc.
(formerly Landmark International, Inc.)
Statement of Cash Flows
Unaudited)
For the periods ended as indicated





                                                      Three Months
Cash flows from operating activities:                 Ended Nov. 30
                                                   1998            1999
Net gain or (loss)                               (62,362)       (115,939)

Adjustments to reconcile net loss to net
   Cash used in operating activities:
        Depreciation                               2,922          23,434
        Amortization of goodwill                       0          23,353
        Changes in assets and liabilities
                Accounts Receivable               83,652        (109,005)
                Employee Advances                   (304)              0
                Accounts Payable                 (24,735)        383,966
                Accrued payroll related liability  1,890         (19,795)
                Accrued income taxes                   0               0
                                                   1,063         186,014
   Cash flows from investing activities
        Purchase of capital equipment                  0        (805,343)

   Cash flows from financing activities
        Repayment of capitalized lease obligation (4,432)        (48,389)
        Proceeds from preferred stock                  0       2,278,100
        Proceeds from notes payable to shareholder     0         317,848
                                                  (4,432)      2,547,559

Net increase (decrease) in cash                   (3,369)      1,928,230

Cash at beginning of periods                       3,772         125,692

Cash at end of periods                               403       2,053,922


See accompanying notes.




LMKI, Inc.
(formerly Landmark International, Inc.)
Notes to Financial Statements
(Unaudited)
For the Three Months Ended November 30, 1999

1. Nature of Business and Summary of Significant Accounting Policies
Nature of Business: LMKI, Inc. (formerly Landmark International, Inc.)(the "Company") is a Nevada Corporation engaged in providing communication services to individuals and businesses.

Equipment: Equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets, which range from three to seven years.

Equipment under capitalized lease obligations are carried at estimated fair market value determined at the inception of the lease. Amortization is computed using the straight-line method over the original term of the lease or the estimated useful lives of the assets, whichever is shorter.

Goodwill:   Goodwill represents the excess purchase price over the estimated fair value of Mobilenetics. Goodwill is being amortized using the straight-line method over five years.

Revenue Recognition: Fees for services are recognized at month-end as services are completed and income earned.

Advertising: The Company expenses the cost of advertising as incurred as selling expenses. Advertising expenses was approximately $22,526 for the three months ended November 30, 1999 ($404 for 1998).

Income Taxes: Income taxes are accounted for and reported using an asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the year in deferred tax assets and liabilities.

Net loss per common share: Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The weighted average number of common stock shares outstanding was 36,115,666 for the three month period ending November 30, 1999 (26,320,277 for 1998). Stock options outstanding are not considered to be common stock equivalents, as the affect on net loss per common share would be anti-dilutive.

Concentration Risk: The Company grants credit to customers in the Southern portion of the State of California. The Company's ability to collect broker fees and to fund borrower's transactions are affected both by economic fluctuations in the geographic areas served by the Company.
Risks and Uncertainties: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Management of the Company has made certain estimates and assumptions regarding the collectibility of accounts receivable. Such estimates and assumptions primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Business Combination:
Effective June 1, 1999, the Company acquired Mobilenetics Corporation ("Mobilenetics"), a supplier of communications equipment, in a business combination accounted for as a purchase. The Company issued 10,000,000 shares of its common stock in exchange for all of the outstanding shares of Mobilenetics. The value of the shares issued for Mobilenetics was $100,000 ($.01 per share) which approximated the bid price of the Company's common stock on the date of exchange. The purchase price exceeded the fair market value of Mobilenetics by $467,062.


Cash paid for Mobilenetics, net of cash acquired was as follows:
Fair value of the Company's common stock                  $100,000
Fair value Mobilenetics:
Accounts receivable                                         86,167
Equipment                                                   16,406
Deposits                                                    35,725
Cost in excess of fair value of net assets acquired        467,062
Accounts payable                                          (508,872)
                                                            96,488
Cash Acquired                                           $    3,512

The results of operations of Mobilenetics are included in the accompanying consolidated financial statements since the date of acquisition. The following proforma summary presents the consolidated financial position and results of operations of the Company as if the business combination occurred on September 1, 1998:

As of August 31, 1999:
Tangible current assets               $   963,542
Total assets                            2,164,873
Current liabilities                     1,180,603
Total liabilities                       2,033,558
Total stockholders' equity                131,315

For the year ended August 31, 1999:
Net sales                               2,289,208
Net loss                               (1,257,202)
Loss per common share                     (20.936)

The above amounts are based upon certain assumptions and estimates which the Company believes are reasonable. The pro forma financial position and results of operations do not purport to be indicative of the results which would gave been obtained had the business combination occurred as of September 1, 1998 or which may be obtained in the future.

3. Capitalized Lease Obligations:
The Company leases equipment under non-cancelable lease agreements. Equipment under lease agreements aggregated at November 30, 1999 $107,540 less accumulated amortization at November 30, 1999 of $5,377.

Aggregate future minimum lease payments and the present value of minimum lease payments are as follows:

Years ending August 31:
   2000                                            $   59,873
   2001                                                40,097
   2002                                                18,064
Total minimum lease payments                          118,034
Less amount representing interest                      25,469
Present value of minimum lease payments                92,565
Less amounts due within one year                       37,290
Long-term capitalized lease obligations            $   55,275

4. Notes Payable to Shareholder
During the calendar year of 1999, the majority shareholder and Chairman of the Company, advanced an aggregate of $1,081,680 for working capital purposes.
The notes payable bear interest at 10% per annum. The shareholder was paid approximately $4,900 in interest during 1999.

The notes are repayable upon demand in cash or in common stock of the Company, or a combination thereof, at the option of the shareholder. At this time, the shareholder intends to exchange his notes for common stock of the Company and has agreed not to demand repayment before November 11, 2000.

5. Income Taxes
The components of the provision (benefit) for income taxes are as follows for the years ended August 31:

                                             1999        1998       1997

Federal:
Current                                     $       -  $  1,500   $      -
Deferred   net operating loss carryover      (213,000)   (1,600)   (10,200)
                                             (213,000)     (100)   (10,200)
State of California:
Current                                             -       500          -
Deferred   net operating loss carryover       (16,100)     (300)    (1,550)
                                              (16,100)      200     (1,550)
Provision (benefit) for income taxes        $(299,100) $    100   $(11,750)

Reconciliation of income taxes computed at the federal statutory rate to the provision (benefit) for income taxes is as follows for the years ended August 31:

                                             1999        1998       1997

Tax at statutory rates                    $(223,255) $ (1,653)  $(11,724)
Differences resulting from:
  State tax, net of federal benefit         (10,604)      159
  Non-deductible and other items              4,759     1,594        (26)
Provision (benefit) for income taxes      $(229,100) $    100   $(11,750)



6. Common Stock
In December 1998, the Board of Directors authorized the issuance of 4,000,000 shares of common stock to the Chairman of the Company for services rendered. Also in December 1998, the Chairman of the Company was granted the option to purchase an additional 4,000,000 shares of the Company's common stock

As of November 30, 1999, an aggregate of 8,000,000 shares of stock were exercisable to the Chairman of the Company or assignee, of which 4,000,000 shares expire in December 2002 and 4,000,000 shares expire in December 2003, if not exercised. The Company has reserved 8,000,000 shares of its common stock for issuance to the Chairman.

In November 1999, the Company's Board of Directors approved the 1999 Stock Plan providing for the issuance of up to 4,000,000 shares of the Company's Common Stock to attract and retain the best available personnel. The Plan is administered by the Board of Directors or a committee thereof. Options granted under the Plan would be either incentive stock options or non-qualified stock options which would be granted to employees, officers, directors and other persons who perform services on behalf of the Company. Option vesting, exercise period, and exercise price are determined at the time of grant.

In November 1999, pursuant to the 1999 Stock Plan, the Board of Directors authorized the grant of an aggregate of 1,400,000 shares of Common Stock at an exercise price of $4.0625 per share to members of senior management and counsel. The Board of Directors authorized the grant of an aggregate of 115,440 shares of Common Stock at an exercise price of $4.000 per share to employees of the company.


The following table summarizes stock option activity as of:
                                            November     August     August
                                            30, 1999    31, 1999   31, 1998

Options outstanding at
the beginning of year                       8,000,000   4,000,000           0
Options granted                             1,515,440   4,000,000   4,000,000
Options expired or canceled                         0           0           0
Options exercised                                   0           0           0
Outstanding at end of period                9,515,440   8,000,000   4,000,000
Average price per share                    $      .65  $      .01  $      .01
Options exercisable at
  end of period                             9,515,440   8,000,000   4,000,000
Aggregate proceeds at
  end of period                            $6,229,260  $   80,000  $   40,000

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock options. Had compensation cost for the Company's stock options been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net loss and net loss per common share would have been reduced to the pro forma amounts indicated below:



                                            Nov. 30      Aug. 31     Aug. 31
                                              1999        1998        1998
Net loss-as reported                       $(115,938)  $(427,532)  $( 11,119)
Net loss-pro forma                         $(115,938)  $(511,532)  $( 95,119)
Net loss per common share-as reported      $  (.0032)  $  (.0162)  $  (.0007)
Net loss per common share-pro forma        $  (.0032)  $  (.0194)  $  (.0007)

In December 1998, the Board of Directors authorized the issuance of 500,000 shares of common stock to two individuals in exchange for professional services. The common stock was valued at $18,500 ($.031 per share) which represented the bid price of the common stock and the approximate value of the services on the date of exchange.

In March 1999, the Board of Directors authorized the issuance of 400,000 shares of common stock to two individuals in exchange for professional services. The common stock was valued at $36,000 ($.090 per share) which represented the bid price of the common stock and the approximate value of the services on the date of exchange.

In August 1999, the Board of Directors authorized the issuance of 100,000 shares of common stock to an individual in exchange for professional services. The common stock was valued at $10,000 ($.10 per share) which represented the value of the services rendered and the approximate average bid price of the common stock during the year prior to the acquisition of Mobilenetics.

In December 1997, the Board of Directors authorized the issuance of 4,000,000 shares of common stock to the Chairman of the Company for services rendered. Also in December 1997, the Chairman of the Company was granted the option to purchase an additional 4,000,000 shares of the Company's common stock.

In December 1997, the Board of Directors authorized the issuance of 80,000 shares of common stock in exchange for $100 and public relation services.

In December 1996, the Board of Directors authorized the issuance of 20,000 shares of common stock to each employee of the Company at that time. The shares were to be surrendered back to the Company in the event that any employee who received shares terminated their employment with the Company, or was terminated by the Company for cause. The Company issued an aggregate of 540,000 shares of its common stock to these employees.

7. Commitments
The Company leases certain equipment under non-cancelable operating lease agreements that expire between the years 2001 and 2003. Aggregate minimum future lease payments under these leases are as follows:

  Years ending August 31:
                                                         $34,125
                                                          29,492
                                                           6,644
                                                             739
  Total minimum lease payments                           $71,000

Equipment lease expense aggregated approximately $12,700 for the three months ended November 30, 1999.

8. Significant Customer
The Company has entered into a Dedicated Access Service Agreement ("Service Agreement") with a customer to provide them with communication services through July 2000. The Service Agreement is renewable for an additional one year.

The customer accounted for approximately 25% of net sales in 1999. Management does not believe that the Company is economically dependent upon any single customer.

The Company's policy is to perform on-going credit evaluations for its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

9. Significant Events

In September 1999, the Company entered into an irrevocable Investment Agreement for a "private equity line: of up to $35,000,000. Under the Investment Agreement an investment banking company has made a firm commitment to purchase the Company's common stock and resale the securities in an offering under Regulation D of the United States Securities an Exchange Commission.

Subject to an effective registration statement and ending 36 months from the initial subscription date, the Company at its discretion may "Put" common stock to the investment banking company. The purchase price per share will equal 92% of the lowest closing bid price of the common stock during the 20 business days following each Put, subject to a minimum price specified by the Company as defined in the Investment Agreement. The amount of each Put sold to the investment banking company may be up to $2,000,000, but the number of shares sold may generally not exceed 15% of the aggregate trading volume of the Company's common stock during the 20 business days following each Put.

The investment banking company shall receive warrants to purchase 10% of the number of shares of the Company it purchases under each Put. The warrants are exercisable at a price equal to 110% of the market price for each Put.

In consideration of the Investment Agreement, the Company granted the investment banking company warrants to purchase 490,000 shares of its common stock. The warrants are exercisable upon the successful completion of certain tasks and at the price equal to the lowest closing bid price for the 5 days prior to the exclusion of the Investment Agreement or the 5 days following its execution, whichever price is lower.

During November 1999, the Company closed the placement of 2,500 shares of Series A 6% Convertible Preferred Stock, $.001 par value (the "Series A Preferred Stock"), to one purchaser (the "Purchaser") at a purchase price of $1,000 per share or an aggregate purchase price of $2.5 million, pursuant to a Securities Purchase Agreement (the "Purchase Agreement"). As part of its entry into the Purchase Agreement, the Company entered into a Registration Rights Agreement (the "Registration Agreement") and a Warrant Agreement. Concurrently with the closing of this sale, the Company issued warrants to the Purchaser for the purchase of 250,000 shares of the Company's Common Stock at an exercise price of $4.25 per share, subject to customary anti-dilution provisions, expiring on May 5, 2002. The Company also issued warrants for the purchase of 49,844 shares of Common Stock to the placement agent, exercisable at $4.0125 per share for five (5) years. On the date of issuance, the Company determined these warrants had a value of $2,492.

Subject to an effective registration statement and certain other conditions, under the Securities Purchase Agreement, the Company may require the Purchaser to purchase up to an additional 2,500 shares of Series A Preferred Stock at $1,000 per share, at which time it would issue up to 250,000 additional warrants exercisable at $4.25 per share, subject to anti-dilution provisions, for five (5) years.

The Series A Preferred Stock is immediately convertible into shares of the Company's Common Stock at a conversion rate equal to $1,000 divided by the lower of (i) $4.25 or (ii) 80% of the average closing bid price for the Common Stock for the twenty five (25) trading days immediately preceding the conversion date.

There is no minimum conversion price. Should the bid price of the Common Stock fall substantially prior to conversion, the holders of the Series A Preferred Stock could obtain a significant portion of the Common Stock upon conversion, to the detriment of the then holders of the Common Stock.

The Series A Preferred Stock has a liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, and provides for an annual dividend equal to 6% of the liquidation preference, which may be paid at the election of the Company in cash or shares of its Common Stock.



                                   PART II

                      INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Revised Statutes Section 78.7502, 78.751, and 78.752 allow us to indemnify our officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our certificate of incorporation and our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by Nevada law. We may enter into agreements with our directors and executive officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers to the fullest extent permitted by Delaware law. We have also purchased directors and officers liability insurance, which provides coverage against certain liabilities including liabilities under the Securities Act.


ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

Registration Fee                                                 $ 6,970.76
Legal Fees and Expenses...................................         5,000.00
Accounting Fees and Expenses..............................         2,000.00
Printing..................................................         1,000.00
Miscellaneous Expenses....................................         2,029.24

         Total............................................       $17,000.00
                                                                 ==========




ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     (a) The following is a summary of our transactions during the last three years preceding the date hereof involving sales of our securities that were not registered under the Securities Act.

In December 1996, the Board of Directors authorized the issuance of 20,000 shares of common stock to each of our employees at that time. The shares were to be surrendered back to us in the event that any employee who received shares terminated their employment with us, or was terminated by us for cause. We issued an aggregate of 40,000 shares of its common stock to these employees.

In December 1996, the Board of Directors authorized the issuance of 4,000,000 shares of common stock in exchange for $100 and the provision of equipment under a leasing arrangement.

In December 1997, the Board of Directors authorized the issuance of 80,000 shares of common stock in exchange for $100 and public relation services.

In December 1997, the Board of Directors authorized the issuance of 4,000,000 shares of common stock to our Chairman for services rendered.
The common stock was valued at $.01 per share.

In December 1998, the Board of Directors authorized the issuance of 500,000 shares of common stock to two individuals in exchange for professional services. The common stock was valued at $18,500 ($.031 per share) which represented the bid price of the common stock and the approximate value of the services on the date of exchange.

In December 1998, the Board of Directors authorized the issuance of 4,000,000 shares of common stock to our Chairman for services rendered.
The common stock was valued at $.01 per share.

In March 1999, the Board of Directors authorized the issuance of 400,000 shares of common stock to two individuals in exchange for professional services. The common stock was valued at $36,000 ($.090 per share) which represented the bid price of the common stock and the approximate value of the services on the date of exchange.

Effective June 1, 1999, we acquired Mobilenetics Corporation ("Mobilenetics"), a supplier of communications equipment, in a business combination accounted for as a purchase. We issued 10,000,000 shares of its common stock in exchange for all of the outstanding shares of Mobilenetics. The value of the shares issued for Mobilenetics was $100,000 ($.01 per share) which approximated the bid price of our common stock on the date of exchange.

In August 1999, the Board of Directors authorized the issuance of 100,000 shares of common stock to an individual in exchange for professional services. The common stock was valued at $10,000 ($.10 per share) which represented the value of the services rendered and the approximate average bid price of the common stock during the year prior to the acquisition of Mobilenetics.

During November 1999, we closed the placement of 2,500 shares of Series A 6% Convertible Preferred Stock, $.001 par value (the "Series A Preferred Stock"), to one purchaser at a purchase price of $1,000 per share or an aggregate purchase price of $2.5 million.

The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All recipients had adequate access, through their relationship with us to information about us.

     (b) There were no underwritten offerings employed in connection with any of the transactions set forth in Item 26(a).



ITEM 27.  EXHIBITS.

Index of Exhibits

Number    Description

2.1       Merger Agreement  Acquisition of Mobilenetics Corporation (3)
3.1.1     Articles Of Incorporation (1)
3.1.2     Name change pursuant to NRS 78.185 filed 8/27/1998 (*)
3.1.3     Certificate of Amendment to the Articles Of Incorporation
           filed 7/23/1999 (*)
3.2       By-Laws (1)
4.1       Specimen of Common Stock Certificate (1)
4.2       Investment Agreement - Swartz (5)
4.3       Registration Rights Agreement - Swartz (5)
4.4       Warrant To Purchase Common Stock Of LMKI Inc. - Swartz (5)
4.5       Commitment Warrant - Swartz (5)
4.6       Agreement (With Respect To Commitment Warrants) - Swartz (5)
4.7       Securities Purchase Agreement - West End (6)
4.8       Certificate Of Designations Of Series A 6% Convertible
           Preferred Stock Of LMKI Inc. - West End (6)
4.9       Warrant To Purchase Common Stock Of LMKI Inc. - West End (6)
4.10      Conditional Warrant To Purchase 6% Convertible Series A
           Preferred Stock And Warrants To Purchase Common Stock
         - West End (6)
4.11      Registration Rights Agreement - West End (6)
4.12      Form Of Lock-Up Agreement - West End (6)
4.12      Placement Warrant  - Dunwoody (*)
5.1       Opinion of Robert C. Weaver, Jr., Esq. (**)
10.1      Agreement For Payment Of Tax Obligations (2)
10.2      Equipment Lease Agreement (2)
10.3+     Options Outstanding (4)
10.4      Form of Note Payable to William J. Kettle (4)
10.5+     1999 Stock Plan and form of agreements thereunder (*)
10.6      Form of Indemnification Agreement between
           directors and officers and certain agents (*)
10.7      Covad Master Reseller Agreement (*)
10.8      Level 3 General Terms And Conditions For
           Delivery Of Service (*)
21.1      List of subsidiaries (*)
23.1      Consent Of Expert (*)
23.2      Consent of Counsel (see Exhibit 5.1 of this filing) (*)
24.1      Power of Attorney (see page II-5 of this filing) (*)

------------------------------
(*)  Filed herewith.
(**) To be filed by amendment.
+    Indicates a management contract or any compensatory plan, contract or arrangement.
(++) The Registrant will request confidential treatment with respect to certain portions of this exhibit. The omitted portions will be separately filed with the Commission.
(1)  Previously filed in the original registration statement on Form 10-SB.
(2)  Previously filed in Form 10-KSB for the year ended 8/31/1998.
(3)  Previously filed in Form 10-QSB for the quarter ended 5/31/1999.
(4)  Previously filed in Form 10-KSB for the year ended 8/31/1999.
(5)  Previously filed in Form 8k on 12/2/1999.
(6)  Previously filed in Form 8k on 12/3/1999.




ITEM 28.  UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

        (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as express in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication such issue.

     (5) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

     (6) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.



                              POWER OF ATTORNEY

The Registrant and each person whose signature appears below hereby appoints William J. Kettle as their attorney-in-fact, with full power to act alone, to sign in the name and in behalf of the Registrant and any such person, individually and in each capacity stated below, any and all amendments, including post-effective amendments, to this Registration Statement.


                                 SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Santa Ana, State of California, on December ___, 1999.

LMKI, INC. (Registrant)


By:/s/_______________________________
William J. Kettle
Chairman, Chief Executive Officer

Date: 12/17/99

By:/s/_______________________________
John W. Diehl, Jr.
Chief Financial Officer, Secretary

Date:

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature                           Title                     Date

/s/_______________________________                            12/17/99
William J. Kettle                   Chairman, Director,
                                    Chief Executive Officer

/s/_______________________________                            12/17/99
Bryan L. Turbow                     President, Director


/s/_______________________________                            12/17/99
Adela Maria Kettle                  Vice President, Director


/s/_______________________________                            12/17/99
John W. Diehl, Jr.                  Chief Financial Officer,
                                    Secretary